Total Number of pages 70

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K



(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


JUN 29 2005
1086

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA RETIREMENT INCOME SAVINGS PLANS

- SALARIED EMPLOYEES
- HOURLY RATE PRODUCTION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

CONAGRA FOODS, INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

REQUIRED INFORMATION

The Plans' combined financial statements are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods Employee Benefits Committee
ConAgra Foods, Inc.
Omaha, Nebraska

We have audited the accompanying combined statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the "Plans") as of December 31, 2004 and 2003, and the related combined statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined net assets available for benefits of the Plans as of December 31, 2004 and 2003, and the combined changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2005

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

ASSETS	CRISP Salary	CRISP Hourly	Total
Investments:			
Plan interest in Master Trust (Note 4)	$ 1,063,799,543	$ 179,156,047	$ 1,242,955,590
Participant loans	10,746,883	6,892,051	17,638,934
Net Assets Available for Benefits	$ 1,074,546,426	$ 186,048,098	$ 1,260,594,524

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003

ASSETS	CRISP Salary	CRISP Hourly	Total
Investments:			
Plan interest in Master Trust (Note 4)	$ 1,175,989,571	$ 178,846,228	$ 1,354,835,799
Participant loans	15,634,204	6,329,652	21,963,856
Net Assets Available for Benefits	$ 1,191,623,775	$ 185,175,880	$ 1,376,799,655

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income from Master Trust (Note 4):			
Interest and Dividends	$ 35,655,377	$ 5,835,529	$ 41,490,906
Net Apreciation in Fair Value of Investments	77,036,174	11,038,712	88,074,886
Interest on Participant Loans	656,803	317,877	974,680
	113,348,354	17,192,118	130,540,472
Contributions:			
Employee	56,430,967	15,911,588	72,342,555
Employer	12,489,607	4,701,411	17,191,018
	68,920,574	20,612,999	89,533,573
Total Additions	182,268,928	37,805,117	220,074,045
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	124,965,512	15,503,812	140,469,324
Trustee and Other Fees	2,113,670	367,586	2,481,256
Net Master Trust transfers	391,389	(391,389)	-
Total Deductions	127,470,571	15,480,009	142,950,580
Increase in Net Assets	54,798,357	22,325,108	77,123,465
Plan Transfers Out (Note 1)	(171,875,706)	(21,452,890)	(193,328,596)
Net Assets Available for Benefits, Beginning of year	1,191,623,775	185,175,880	1,376,799,655
End of year	$ 1,074,546,426	$ 186,048,098	$ 1,260,594,524

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income from Master Trust (Note 4):			
Interest and Dividends	$ 41,856,956	$ 2,278,332	$ 44,135,288
Net Apreciation in Fair Value of Investments	109,730,966	13,162,411	122,893,377
Interest on Participant Loans	1,059,657	326,266	1,385,923
	152,647,579	15,767,009	168,414,588
Contributions:			
Employee	62,279,160	16,270,528	78,549,688
Employer	19,332,920	6,341,514	25,674,434
	81,612,080	22,612,042	104,224,122
Total Additions	234,259,659	38,379,051	272,638,710
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	112,691,465	13,992,222	126,683,687
Trustee and Other Fees	1,511,143	285,345	1,796,488
Net Master Trust transfers	(390,214)	390,214	-
Total Deductions	113,812,394	14,667,781	128,480,175
Increase in Net Assets	120,447,265	23,711,270	144,158,535
Plan Mergers (Note 1)	9,769,435	8,627	9,778,062
Plan Transfers Out (Note 1)	(8,241,253)	(24,181)	(8,265,434)
Net Assets Available for Benefits, Beginning of year	1,069,648,328	161,480,164	1,231,128,492
End of year	$ 1,191,623,775	$ 185,175,880	$ 1,376,799,655

The accompanying notes are an integral part of the combined financial statements.

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. Effective April 1, 1985, there are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and differ in their eligible employees, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly Plan Documents for more complete information.

Effective January 8, 2004, the Plan assets for the participants of the Poultry divesture were transferred out of the Plans as Poultry was sold by the Plan Sponsor.

Effective January 22, 2004, the Plan assets for the participants of the Poultry Puerto Rico Group divesture were transferred out of the Plans as Poultry Puerto Rico was sold by the Plan Sponsor.

Effective March 11, 2004, the Plan assets for the participants of the United Agri Products (UAP) divesture were transferred out of the Plans as UAP was sold by the Plan Sponsor.

Effective April 1, 2003, the Cook's Family Foods' Salaried Employee Profit Sharing Retirement Plan merged into the ConAgra Foods' Income Savings Plan for Salaried Employees.

Effective September 16, 2003, the Plan assets for the participants of the Bumble Bee divesture were transferred out of the Plans as Bumble Bee was sold by the Plan sponsor.

Participants may direct their investment into one or more of the ten investment options. The investment options available are:

- *ConAgra Foods, Inc. Common Stock Fund A*
- *Large-Cap Growth Stock Fund* (T. Rowe Price Large-Cap Growth Stock Fund)
- *Equity Index Fund* (Vanguard Institutional Index Fund-Plus Share)
- *Investment Allocation Fund* (Fidelity Asset Manager)
- *International Equity Growth Fund* (Vanguard International Growth Fund Portfolio)

- *Longer-Term Fixed Income Fund* (Vanguard Total Bond Market Index Fund Institutional)
- *Shorter-Term Fixed Income Fund* (Fidelity Interest Income Fund)
- *Large-Cap Value Fund* (American Century Large-Cap Value Fund)
- *Mid-Cap Value Fund* (T. Rowe Price Mid-Cap Value Fund)
- *Participant Loans*

In addition, the *ConAgra Foods Stock Fund B* includes all of the shares of ConAgra Foods common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. This fund represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends in cash or reinvesting the dividends back into the fund. Participants cannot direct investments to this fund.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% and 1% to 22% of cash compensation may be made on a pre-tax basis and of 1% to 10% and 1% to 22% on an after-tax basis for the CRISP Salary and CRISP Hourly Plans, respectively. Total contributions by a participant for any year may not exceed 35% and 22% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions for various plans. The various matches range from 20% to 66 2/3% and from 10% to 100% of employee's deferral on 4% to 6% and on 2% to 6% of employee's cash compensation depending upon the plan for CRISP Salary and CRISP Hourly, respectively.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Company discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $304,526 and $481,234, respectively, and are recorded as either reduction to contributions receivable, if available, or as a liability owed to the Plan sponsor until settled. These accounts will be used to reduce future Company contributions. Also, in 2004 and 2003, Company contributions were reduced by approximately $2,061,340 and $1,546,833, respectively, from forfeited non-vested accounts.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general Plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the Plan after an employee meets minimum continuous service requirements, generally one year. The amounts contributed by the employees are subject to the terms of the various plan provisions and contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also specified by the various collective bargaining agreements.

Participant Loans and Withdrawals

CRISP Salary and non-union CRISP Hourly participants may generally borrow up to 50% of their vested account balance up to $50,000. The loans must be repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plans' administrator. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the Plans' document.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct the Trustee either to distribute the Plans' assets to the participants, or to continue the Trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The combined financial statements include the combined accounts of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Stable asset investments are stated at contract value (Note 3). Participant loans are stated at cost, which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plans utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. GUARANTEED INVESTMENT CONTRACTS

The Plans have entered into various benefit-responsive investment contracts issued by insurance companies and banks. As of December 31, 2003 and 2004, these contracts are included in the financial statements at contract value of $219,671,763 and $189,688,610, respectively. The fair value of these contracts as of December 31, 2003 and 2004 is approximately $226,358,200 and $192,828,407, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract.

Crediting interest rates under certain of these contracts are variable and may be reset based upon the performance of the underlying assets. At December 31, 2004 and 2003, the crediting interest rate on these contracts ranged from 4.58% to 4.59% and 4.92% to 6.79%, respectively. The average yields on these contracts for the years ended December 31, 2004 and 2003 were approximately 4.59% and 5.06%, respectively. Under these contracts, penalties may be incurred for early withdrawal from the contracts by the plan sponsor, plan termination and various other employer initiated events. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

4. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at State Street Bank and Trust Company (the Trustee) and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the Master Trust), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of the plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2004 and 2003, are summarized as follows:

Assets:	**2004**	**2003**
Investments at Fair Value:		
Common stock	$ 411,723,399	$ 478,728,033
Mutual funds	633,579,258	648,661,265
Invested cash	5,586,241	5,890,688
	1,050,888,898	1,133,279,986
Investments at Contract Value:		
Guaranteed investment contracts	189,688,610	219,671,762
Total Investments	1,240,577,508	1,352,951,748
Employer Contribution Receivable	290,857	-
Employee Contribution Receivable	1,564,929	-
Interest and Dividends Receivable	983,334	3,068,592
Total Assets	1,243,416,628	1,356,020,340
Liabilities:		
Other Liabilities	461,038	1,184,541
Total Liabilities	461,038	1,184,541
Net Assets Available in the Master Trust	$1,242,955,590	$1,354,835,799

The net investment income of the Master Trust for the years ended December 31, 2004 and 2003, is summarized as follows:

	2004	**2003**
Dividend and interest income	$ 41,490,906	$ 44,135,288
Net appreciation of investments:		
Common stock	44,424,634	25,843,224
Mutual funds	43,650,252	97,050,153
Net appreciation of investments	88,074,886	122,893,377
Net investment income	$ 129,565,792	$ 167,028,665

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 86% and 87% for CRISP Salary and 14% and 13% for CRISP Hourly at December 31, 2004 and 2003, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the Master Trust investment income (loss) may not be allocated evenly among the plans participating in the Master Trust.

5. CONAGRA FOODS COMMON STOCK FUNDS INVESTMENT ACTIVITY

Information about the net assets and the significant components of the changes in net assets relating to the investments in the ConAgra Foods Common Stock Funds are below. These assets relate to both participant directed investments and non-participant directed investments in the ConAgra Foods Common Stock Funds. Effective October 1, 2004, the Board of Directors voted to remove the non-participant directed feature relating to the investment in the ConAgra Foods Common Stock Funds. As a result, the disclosure of the Net Assets Available for Benefits, End of Year for the year ended December 31, 2004, shown below, is zero due to the removal of the non-participant directed feature of the Plans.

	December 31, 2004		December 31, 2003	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets:				
Plan interest in Master Trust	$ -	$ -	$ 415,254,337	$ 64,753,595

	Year Ended December 31, 2004		Year Ended December 31, 2003	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets Available for Benefits, Beginning of Year	$ 415,254,337	$ 64,753,595	$ 430,052,136	$ 57,358,431
Changes in Net Assets:				
Interest and Dividends	10,221,056	1,636,659	17,292,852	2,257,764
Net Appreciation	3,260,685	547,205	22,235,110	3,608,114
Employee Contributions	8,961,405	3,273,016	11,187,088	3,025,812
Employer Contributions	8,819,498	3,304,591	19,463,164	5,696,813
Distributions to Plans' Participants	(27,020,167)	(3,526,666)	(35,213,661)	(4,517,240)
Trustee and Other Fees	(537,774)	(89,153)	(498,127)	(72,992)
Transfers to Participant-Directed Investments	(378,376,448)	(62,932,311)	(48,843,670)	(2,598,326)
Plan Mergers and Plan Transfers Out	(40,582,592)	(6,966,936)	(420,555)	(4,781)
Net Assets Available for Benefits, End of Year	$ -	$ -	$ 415,254,337	$ 64,753,595

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 2004, for both the CRISP Salary and Hourly Plans and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7. RELATED PARTY TRANSACTIONS

Master Trust investments include 13,980,421 and 18,140,509 shares ConAgra Foods, Inc. Common Stock with a fair value of $411,723,398 and $478,728,033 at December 31, 2004 and 2003, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plans' invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* ConAgra, Inc. - Common Stock Funds	13,980,421 shares (cost $378,178,904)	$ 411,723,399
Mutual Funds:		
Vanguard Institutional Index Fund	1,548,987 shares	171,488,318
Fidelity Asset Manager	6,099,488 shares	98,872,693
Vanguard Total Bond Market Index Fund	10,270,166 shares	105,474,607
Vanguard International Growth Fund	655,874 shares	39,332,792
American Century Cap Portfolios	4,736,163 shares	30,737,695
T. Rowe Price Mid Cap Value Fund	2,493,323 shares	57,321,492
T. Rowe Price Growth Fund (managed specifically for ConAgra CRISP):		
BHP Billiton LTD	89,100 shares	1,066,304
Telus Corp	9,200 shares	276,971
UBS AG	19,500 shares	1,629,557
Credit Suisse GRP	22,300 shares	934,216
SAP AG	3,100 shares	551,416
INDITEX	17,800 shares	522,880
Hermes Intl	2,500 shares	496,808
Anglo Irish BK CP	24,400 shares	588,930
ASML Holding NV	25,100 shares	401,279
British Sky Broadcast	38,200 shares	411,302
Compass Group	143,100 shares	675,114
Rio Tinito	30,600 shares	898,721
Vodafone Group	280,200 shares	758,259
Kinkfisher	87,400 shares	518,661
Wal Mart De Mexico	68,000 shares	233,411
Harley Davidson Inc	11,200 shares	680,400
Carnival Corp	26,300 shares	1,515,669
International Game Technology	55,200 shares	1,897,776
MGM Mirage Inc	4,200 shares	305,508
Starbucks Corp	6,700 shares	417,812
Ebay Inc.	6,900 shares	802,332
Clear Channel Commuications	21,000 shares	703,290
Comcast Corp New	32,800 shares	1,077,152
Echostar Communications Corp	31,100 shares	1,033,764
Liberty Media Corp	197,900 shares	2,172,942
News Corp	83,200 shares	1,552,512
Scripps E W Co OH	16,800 shares	811,104
Time Warner Inc NEW	59,500 shares	1,156,680
Univision Communications Inc	18,000 shares	526,860
Viacom Inc	30,800 shares	1,120,812
Family DLR Stores Inc	17,800 shares	555,894
KOHLS Corp	18,500 shares	909,645
Target Corp	39,800 shares	2,066,814
Wal Mart DE Mexioc S A DE C V	10,600 shares	364,205
Wal Mart Stores Inc	51,400 shares	2,714,948
Best Buy Co Inc	27,800 shares	1,651,876
Home Depot	34,000 shares	1,453,160
Coca Caola Co	19,900 shares	828,437
Pepsico Inc	7,800 shares	407,160
Sysco Corp	23,200 shares	885,544
Walgreen Co	27,800 shares	1,066,686
Altria Group Inc	12,100 shares	739,310
Baker Hughes Inc	37,700 shares	1,608,659

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Mutual Funds:		
T. Rowe Price Growth Fund:		
Schulmberger LTD	20,800 shares	$ 1,392,560
ChevronTexaco Corp	24,100 shares	1,265,491
Exxon Mobil Corp	25,800 shares	1,322,508
Mellon Finl Corp	30,400 shares	945,744
Northern Trust Corp	18,000 shares	874,440
US Bancorp DEL	38,200 shares	1,196,424
American Express Co	34,500 shares	1,944,765
Ameritrade HLDG Corp NEW	66,700 shares	948,474
Citigroup Inc	98,900 shares	4,765,002
Federal Home LN MTG Corp	3,400 shares	250,580
Federal Natl MTG ASSN	7,200 shares	512,712
Goldman Sachs Group INC	7,900 shares	821,916
Merrill Lynch + Co Inc	24,100 shares	1,440,457
SLM Corp	28,300 shares	1,510,937
Schwab Charles Corp	55,400 shares	662,584
State Street Corporation	50,200 shares	2,465,824
ACE LTD	16,100 shares	688,275
American LTD GROUP Inc	47,200 shares	3,099,624
Hartford Financial SVCS GRP	21,400 shares	1,483,234
Marsh + McLennan Cos Inc	17,000 shares	559,300
Amgen Inc	26,200 shares	1,680,730
BIOGEN IDEC INC	7,400 shares	492,914
Genentech Inc	5,600 shares	304,864
Gilead Sciences Inc	24,200 shares	846,758
Biomet Inc	12,400 shares	538,036
Boston Scientific Corp	18,700 shares	664,785
Medtronic Inc	24,300 shares	1,206,981
Stryker Corp	8,100 shares	390,825
Cardinal Health Inc	5,600 shares	325,640
UnitedHealth Group Inc	40,300 shares	3,547,609
Wellpoint Inc	19,200 shares	2,208,000
ELAN PLC	21,700 shares	591,325
Forest Labs INC	10,600 shares	475,516
Johnson + Johnson	21,000 shares	1,331,820
Pfizer Inc	49,900 shares	1,341,811
Teva Pharmaceutical INDS LTD	18,300 shares	546,438
Wyeth	21,900 shares	932,721
United Parcel SVC Inc	17,500 shares	1,495,550
Apollo Group Inc	11,100 shares	895,881
Cendant Corp	67,800 shares	1,585,164
First Data Corp	18,600 shares	791,244
Fiserv Inc	26,800 shares	1,077,092
General Elec Co	90,300 shares	3,295,950
Tyco Intl Ltd	63,400 shares	2,265,916
Danaher Corp	36,900 shares	2,118,429
Deere + Co	12,200 shares	907,680
Cisco Sys Inc	55,300 shares	1,067,290
Corning Inc	102,700 shares	1,208,779
Juniper Network Inc	27,400 shares	745,006
Qualcomm Inc	11,600 shares	491,840
Dell Inc	56,700 shares	2,389,338

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Mutual Funds:		
T. Rowe Price Growth Fund:		
Google Inc	2,300 shares	$ 444,130
IAC/InteractiveCorp	31,900 shares	881,078
Yahoo Inc	24,100 shares	908,088
Accenture LTD Bermuda	60,800 shares	1,641,600
Affiliated Computer SVCS Inc	28,200 shares	1,697,358
Analog Devices Inc	30,800 shares	1,137,136
Intel Corp	67,400 shares	1,576,486
Maxim Integrated Prods Inc	14,800 shares	627,372
Texas Instrs Inc	19,200 shares	472,704
Xilinx Inc	27,800 shares	824,270
Adobe Sys Inc	13,200 shares	828,168
Intuit	16,700 shares	734,967
Mercury Interactive Corp	14,800 shares	674,140
Microsoft Corp	162,200 shares	4,332,362
Oracle Corp	56,800 shares	779,296
Red Hat Inc	33,500 shares	447,225
Nucor Corp	8,400 shares	439,656
Sprint Corp	24,300 shares	603,855
Telus Corp	8,400 shares	242,760
America Movil S A DEC V	10,200 shares	533,970
Crown Castle INTL Corp	39,900 shares	663,936
Nextel Communication Inc	31,800 shares	954,000
Vodfone Group PLC New	15,800 shares	432,604
State Street Bank + Trust Co	1,570,936 shares	1,570,936
Total for T. Rowe Price Growth Fund		130,351,661
Total Mutual Funds		633,579,258
Guaranteed Investment Contracts:		
2002 HE3 Asset BKD CL II A	Asset Backed Security, due 10/15/2032	8,071
ABSHE 03-HE3 A2 1ML+35 6/	Asset Backed Security, due 06/15/2033	31,459
Home 2003 HE3 Asset BKD CL M1	Asset Backed Security, due 06/15/2033	111,107
ABSHE 03-HE5 A2B 4 8/33	Asset Backed Security, due 08/15/2033	76,463
Home SER 2004 HE3 M1 1ML+54	Asset Backed Security, due 06/25/2034	50,048
Home SER 2004 HE6 A2 1ML+36	Asset Backed Security, due 06/25/2034	244,888
Accredited MTG LN TR 2003 2 NT CL A1	Asset Backed Security, 4.23%, 10/25/2033	314,107
Accredited MTG LN TR SER 2003 2 NT CL A1	Asset Backed Secruity, 4.46%, 1/25/2034	305,218
Accredited MTG LN TR 2004 2 1 ML+30	Asset Backed Security, 4.46%, 07/25/2034	268,875
ACE SECS CORP 2002 HE 1 CTF M1	Asset Backed Security, 4.46%, 06/25/2032	100,560
ACE 02-HE2 M1 1ML+85 8/32	Asset Backed Security, 4.46%, 08/25/2032	50,339
ACE SECS CORP 2003 HE 1 CTF M1	Asset Backed Security, due 11/25/2033	80,554
ACE SECS CORP Home Equity Ln 2003 HS1 MTG CTF CL M1	Asset Backed Security, due 06/25/2033	50,295
ACE SECS CORP Home Eqity LN T SER 2003 NC1 CL M1 1ML+78	Asset Backed Security, due 07/25/2033	70,697
ACE 04-FM1 M1 1ML+60	Asset Backed Security, due 08/25/2033	60,083
ACE 04-OP1 M1 1ML+52	Asset Backed Security, due 04/25/2034	145,242
Americredit Automobile Receivable Trust 01-B A4	Asset Backed Security, 5.37%, 06/12/2008	946,056
Americredit Automobile Receivable Trust 03-CF A4	Asset Backed Security, 3.48%, 05/06/2010	356,191
Americredit Automobile Receivable Trust 04-1 A3	Asset Backed Security, 3.22%, 07/06/2008	144,899
Americredit Automobile Receivable Trust 04-1 B	Asset Backed Security, 3.00%, 01/06/2009	25,040
Americredit Automobile Receivable Trust 04-CA A4	Asset Backed Security, 3.61%, 05/11/2011	95,015
Americredit Automobile Receivable Trust 04-DF A4	Asset Backed Security, 3.43%, 07/2011	246,745
Ameriquest MTG SECS INC 2002 4 M1 1ML+100	Asset Backed Security, due 02/25/2033	106,012

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Current Value
Guaranteed Investment Contracts:			
Ameriquest MTG SECS INC 2002 ARI M2 1ML+130 9/	Asset Backed Security, due 09/25/2032	$	185,617
Ameriquest MTG SECS INC 2003-3 M1 1ML+80	Asset Backed Security, due 03/25/2033		75,492
Ameriquest MTG SECS INC 2003 6 M1 1ML +76	Asset Backed Security, due 08/25/2033		332,576
Ameriquest MTG SECS INC 2003 7 M1 1ML +85	Asset Backed Security, due 08/25/2033		126,229
Ameriquest MTG SECS INC 2003 AR2 M1 1ML +85	Asset Backed Security, due 05/25/2033		65,335
Ameriquest MTG SECS INC 2004-R11 M1 1ML +66 11/	Asset Backed Security, due 11/25/2034		310,590
Ameriquest MTG SECS INC 2004 R2 1ML +43	Asset Backed Security, due 04/25/2034		45,026
Ameriquest MTG SECS INC 2004 R2 M2 1ML +48	Asset Backed Security, due 04/25/2034		25,015
Argent SECS INC 2003 W3 AV1B 1ML+45	Asset Backed Security, due 09/25/2033		37,139
Argent SECS INC 2003 W3 AV 2 1ML+40	Asset Backed Security, due 09/25/2033		35,683
Argent SECS INC 2003 W9 Asset BKD CTF CL M1 +69	Asset Backed Security, due 03/25/2034		463,808
Argent SECS INC 2004 W5 1ML +60	Asset Backed Security, due 04/25/2034		135,259
Argent SECS INC 2004 W7 M1 1ML +55	Asset Backed Security, due 05/25/2034		135,080
Argent SECS INC 2004 W7 M2 1ML +60	Asset Backed Security, due 05/25/2034		110,066
Bayview FINL Asset TR 2003 F MTG Pass CTF CL A	Asset Backed Security, due 09/28/2043		483,254
BAYV 04-A A 1ML+45	Asset Backed Security, due 02/28/2044		251,227
GraceChurch Card Funding PLC SER 5CL A2	Asset Backed Security, due 08/15/2008		535,259
GraceChurch Card Funding FDG NO 5 PLC Asset Backed NT CL B	Asset Backed Security, due 08/15/2008		70,166
GraceChurch Card Funding FDG NO 6 Asset Backed 1ML+19	Asset Backed Security, due 02/17/2009		35,065
Boston Edison 99-1	Asset Backed Security, 6.62%, due 03/15/2007		180,888
BOIT 02-A2	Asset Backed Security, 4.16%, due 01/15/2008		1,651,888
BOIT 02-B1 B! 1ML+38	Collateralized Mortgage Backed Security, 12/15/2009		186,118
BOIT 04-A6	Asset Backed Security, 3.94% due 04/16/2012		390,460
BOIT 04-B2 B2	Asset Backed Security, 4.37%, due 04/15/2012		495,878
BSABS 04-BO1 M2 1ML+75	Collateralized Mortgage Backed Security, 09/25/2034		120,408
CCCIT 04-A4	Asset Backed Security, 3.20% 08/24/2009		400,710
CDC MTG CAP TR 2002 HE MTG CTF CL M1	Asset Backed Security, due 03/25/2033		91,986
CDC MTG CAP TR 2003 HE1 MTG CTF CL M 1	Asset Backed Security, due 08/25/2033		100,646
CDC MTG CAP TR 2003 HE3 MTG Passthru CL M1	Asset Backed Security, due 11/25/2033		106,024
CHASE CR Card Owner TR SER 2003 6 B 1ML+35	Asset Backed Security, due 02/15/2011		413,754
CHASE CR Card Owner TR SER 2004 1 B 1ML+20	Asset Backed Security, due 05/15/2009		155,190
COAFT 01-B A4	Asset Backed Security, 4.88%, 09/15/2008		238,464
COAFT 02-A A3	Asset Backed Security, 4.03%, 08/15/2006		51,646
COAFT 02-B	Asset Backed Security, 2.71%, 10/16/2006		132,947
COAFT 02-C A3A	Asset Backed Security, 2.65%, 04/16/2007		177,560
COAFT 04-A A3	Asset Backed Security, 3.07%, 07/15/2008		353,518
COAFT 04-B A3	Asset Backed Security, 2.96%, 04/15/2009		228,548
COMET 02-B1 B1 ML +68	Asset Backed Security, 07/15/2008		592,448
COMET 03-2B	Asset Backed Security, 3.50%, 02/17/2009		295,604
COMET 03-A4	Asset Backed Security, 3.65%, 07/15/2011		246,175
COMET 03-B4 B4 1ML	Asset Backed Security, due 07/15/2011		290,624
COMET 04-B5 B5	Asset Backed Security, 3.70% 05/17/2010		490,737
COMET 04-B6 B6	Asset Backed Security, 4.155% 07/16/2012		370,287
Capital One Master Trust 01-8A	Asset Backed Security, 4.6%, 08/17/2009		291,400
COPAR 04-2 A3	Asset Backed Security, 3.06% 03/17/2008		194,730
Creidt Suisse First Boston 04-FRE1 A2 1ML+35 4/	Collateralized Mortgage Backed Security, 4/25/2034		201,318
Creidt Suisse First Boston 04-FRE1 M3 1ML+65 4/	Collateralized Mortgage Backed Security, 4/25/2034		205,126
CWL 00-2 MV2 1ML +90	Asset Backed Security, due 06/25/2031		61,457
CWL 02-5 MV1 1ML +100	Asset Backed Security, due 03/25/2033		30,315
CWL 04-2 M1 1ML +50	Asset Backed Security, due 05/25/2034		175,102
CWL 04-3 M1 1ML +50	Asset Backed Security, due 06/25/2034		50,080
CWL 04-4 A 1ML +37.5	Asset Backed Security, due 08/25/2034		141,750
DCAT 04-C A3	Asset Backed Security, due 08/2008		467,730

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
Discover Card MT 1 2003 4 NT Subser 1 CL B	Asset Backed Security, due 05/16/2011	$ 347,258
FFML 04-FF2 M3 1ML	Asset Backed Security, due 05/16/2011	25,015
FHLT 04-1 M2 1ML+50	Asset Backed Security, due 02/25/2034	50,029
FHLT 04-1 M3 1ML+55	Asset Backed Security, due 02/25/2034	50,030
FHLT 04-C M1 1ML+65	Asset Backed Security, due 08/25/2034	170,782
FITAT 04-A A3 3.19	Asset Backed Security, due 02/2008	179,711
Fieldstone MTG INVT CORP 2003 1 MTG CTF CL M1	Asset Backed Security, due 11/25/2033	101,023
GPMH 01-1 IA 1ML+34	Asset Backed Security, due 04/20/2032	166,864
GS MTG SECS CORP 2003 HE2 MTG CTF M 1	Asset Backed Security, due 08/25/2033	125,749
GSAMP 04-FM1 M1 1ML +65	Collateralized Mortgage Backed Security, due 11/25/2033	120,074
GSAMP 04-HE1 M1 1ML +55	Collateralized Mortgage Backed Security, due 05/25/2034	135,080
Household Automotive TR 2002 3 NT CL CL A 3 A	Asset Backed Security, 2.75%, 06/18/2007	137,357
Household Automotive TR 2004 1 NT CL CL A 3	Asset Backed Security, 3.3%, 05/18/2009	299,563
Household Automotive TR 2004 1 NT CL CL A 4	Asset Backed Security, 3.93%, 07/18/2011	180,156
Credit Suisse First Boston MTG 2003 3 Home Equity CTF A2	Asset Backed Security, due 08/25/2033	102,687
Credit Suisse First Boston MtTG 2003 4 Home Equity Passthru CL	Asset Backed Security, due 10/25/2033	161,657
Credit Suisse First Boston MTG 203 5 Home Equity Passthru Cl	Asset Backed Security, due 12/25/2033	151,303
Houshold Home Equity LN TR SER 2004 1 NT CL M +63	Asset Backed Security, due 06/2034	115,913
Houshold Home Equity LN TR SER 2004 1 NT CL M +57	Asset Backed Security, due 08/2034	70,042
Houshold Home Equity LN TR SER 2004 1 NT A2 +32	Asset Backed Security, due 10/2034	257,482
HFCHC 03-1 M 1ML+63	Asset Backed Security, due 10/20/2032	54,519
Houshold Home Equity LN TR SER 2003 2 NT CL M +58	Asset Backed Security, due 09/20/2033	85,546
Houshold Home Equity LN TR SER 2004 1 NT CL M +52	Asset Backed Security, due 09/20/2033	133,980
Household MTG LN TR 2002 HC1 Asset Backed NT CL M	Asset Backed Security, due 05/20/2032	48,576
Household MTG LN TR 2003 HC1 Asset Backed NT CL 1ML +65	Asset Backed Security, due 02/20/2033	128,914
Household MTG LN TR SER 2003 HC2 CL M +60	Asset Backed Security, due 06/20/2033	179,797
Household Private Label Credit Corp. 02-1 A	Asset Backed Security, 5.50%, 01/18/2011	521,309
Household Private Label Credit Corp. 02-3 B1ML	Asset Backed Security, due 09/15/2009	40,366
Long Beach MTG LN TR 2003 3 MTG CTF CL M +75	Asset Backed Security, due 07/25/2033	388,103
Long Beach MTG LN TR 2004 2 MTG CTF CL M +53	Asset Backed Security, due 06/25/2034	149,967
MARM 04-11 1A4 1ML+49	Asset Backed Security, due 11/25/2034	77,505
MBNA 02-1A	Asset Backed Security, 4.95%, 06/15/2009	1,422,728
MBNAS 01-A1 A1	Asset Backed Security, 5.75%, 10/15/2008	155,437
MBNAS 02-1B	Asset Backed Security, 5.15%, 07/15/2009	206,154
MBNAS 03-B2 B2 1ML +39	Asset Backed Security, due 10/15/2010	50,393
MBNAS 03-B3 B3 1ML +37.5	Asset Backed Security, due 01/18/2011	286,520
MBNAS 03-B5 B5 1ML +37	Asset Backed Security, due 02/15/2011	423,742
M&I Auto Loan Trust 03-1 A3	Asset Backed Security, 2.31%, 02/20/2008	536,534
M&I Auto Loan Trust 03-1 OPT1 1ML	Asset Backed Security, due 07/25/2034	221,563
MMLT 04-1 M1 1ML +50	Asset Backed Security, due 07/25/2034	75,044
MMLT 04-1 M2 1ML +55	Asset Backed Security, due 07/25/2034	25,015
MCAC 02-HE3 M 1 1ML+110	Asset Backed Security, due 12/31/2032	81,262
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 06/27/2033	192,050
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 09/26/2033	236,934
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 06/25/2033	136,614
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 09/25/2033	110,770
MSAC 04-NC6 M1 1ML	Asset Backed Security, due 07/2034	175,400
MSDWC 02-HE1 M1 1ML	Asset Backed Security, due 07/25/2032	125,900
MSDWC 02-NC3 M1 1ML	Asset Backed Security, due 08/2032	65,688
MSDWC 02-OP1 M1 1ML	Asset Backed Security, due 09/2032	70,615
MSDWC 03-NC1 M1 1ML	Asset Backed Security, due 11/2032	85,961
NALT 03-A A3B	Asset Backed Security, 2.57%, 06/15/2009	398,094
NALT 04-A A3	Asset Backed Security, 2.90%, 08/15/2007	347,665
NALT 04-A4B	Asset Backed Security, 3.18%, 06/2010	94,187

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
NAROT 04-C A3	Asset Backed Security, 2.85%, 10/2007	$ 79,535
NAVOT 04-B A3	Asset Backed Security, 3.13%, 05/2009	173,982
NCHET 03-6 M1 1ML	Asset Backed Security, due 01/25/2034	221,453
NHEL 03-2 M-1 1ML	Asset Backed Security, due 09/25/2033	90,912
NHEL 04-1 M-1 1ML +45	Asset Backed Security, due 06/25/2034	50,073
ONYX 02-D A3	Asset Backed Security, 2.47%, 12/15/2006	87,962
ONYX 03-C A4	Asset Backed Security, 2.66%, 05/17/2010	680,546
ONYX 04-C A3	Asset Backed Security, 2.94%, 11/15/2008	124,515
PPSI 04-WCW1 M1 1ML+63	Asset Backed Security, due 09/25/2034	100,091
PPSI 04-WCW1 M2 1ML+68	Asset Backed Security, due 09/25/2034	60,060
PPSI 04-WCQ2 AE3 1ML+42	Asset Backed Security, due 02/25/2035	328,315
RAMP 03-RZ2 A1	Asset Backed Security, 3.6%, 04/25/2033	197,294
SASC 04-GEL1 A 1ML +36	Corporate Bond, due 02/25/2034	47,807
SBM7 02-HE1 A 1ML	Asset Backed Security, due 04/25/2033	95,773
SCAMT 00-2 A	Asset Backed Security, 6.75%, 09/16/2009	287,831
TMTS 03-8HE A1 1ML	Asset Backed Security, due 12/25/2034	167,786
USAOT 02-1 A3	Asset Backed Security, 3.00% ,10/16/2006	51,144
USAOT 02-1 A3	Asset Backed Security, 1.58% , 6/15/2007	564,237
VWALT 04-A A3	Asset Backed Security, 2.84% , 7/20/2007	402,107
WALT 04-1 A3	Mortgage Backed Security, 2.96%, 06/15/2008	387,367
WESTO 02-2 A3	Asset Backed Security, 3.81%, 02/20/2007	278,823
WESTO 02-4 A3A	Asset Backed Security, 2.39%, 08/20/2007	293,447
WESTO 04-3 A4	Asset Backed Security, 3.93%, 2/17/2012	452,131
WESTO 04-4 A4	Asset Backed Security, 3.44%, 5/2012	398,882
WOART 04-A A4	Mortgage Backed Security, 3.96%, 07/12/2011	342,661
BACM 00-2 A2	Collateralized Mortgage Backed Security, 7.1975%, 09/15/2032	164,385
BACM 04-2 A2	Collateralized Mortgage Backed Security, 3.52%, 11/10/2038	324,819
BACM 04-2 A3	Collateralized Mortgage Backed Security, 3.52%, 11/10/2038	306,417
BACM 04-4 A3	Collateralized Mortgage Backed Security, 4.05% 7/10/2042	220,668
BACM 04-6 XP CSTR 12/42	Collateralized Mortgage Backed Security, 12/10/2042	64,766
BAYC 04-3 A1 1ML+37	Asset Backed Security, due 01/25/2035	249,706
BAYC 04-3 A2 1ML+42	Asset Backed Security, due 01/25/2035	49,942
BAYC 04-3 M1 1ML+50	Asset Backed Security, due 01/25/2035	49,942
BSCMS 03-PWR2 A3	Collateralized Mortgage Backed Security, 4.83%, 05/11/2039	184,650
COMM 99-1 A2	Collateralized Mortgage Backed Security, 6.455%, 05/15/2032	1,086,428
Credit Suisse First Boston 01-CK3	Collateralized Mortgage Backed Security, 6.04%, 06/15/2034	567,818
Creidt Suisse First Boston 01-CP4	Collateralized Mortgage Backed Security, 5.26%, 12/15/2035	509,919
Creidt Suisse First Boston 03-C4 A3	Collateralized Mortgage Backed Security, due 08/15/2036	244,617
Creidt Suisse First Boston 03-C5 A3	Collateralized Mortgage Backed Security, 4.429%, 12/15/2036	402,477
Creidt Suisse First Boston 04-C1 A3	Collateralized Mortgage Backed Security, 4.321%, 1/15/2037	189,540
CSFB 97-C2 A2	Collateralized Mortgage Backed Security, 6.455%, 01/17/2035	28,278
Creidt Suisse First Boston 98-C1 A1B	Collateralized Mortgage Backed Security, 6.48%, 06/15/2034	519,058
Credit Suisse First Boston 1999-C1	Collateralized Mortgage Backed Security, 7.29%, 09/15/2041	957,674
DLJ Commercial Mortgage 98-CF1	Collateralized Mortgage Backed Security, 6.41%, 02/18/2031	1,556,442
DLJ Commercial Mortgage 98-CG1 A1B	Collateralized Mortgage Backed Security, 6.41%, 06/10/2031	258,840
DLJ Commercial Mortgage 99-CG1 A1B	Collateralized Mortgage Backed Security, 6.46%, 03/10/2032	457,840
DLJ Commercial Mortgage 99-CG2 A1B	Collateralized Mortgage Backed Security, 7.30%, 06/10/2032	146,999
SLJCM 99-G3 A1A	Collateralized Mortgage Backed Security, 7.12%, 10/10/2032	344,585
FNR 99-10 MZ	Mortgage Backed Security, 6.50%, 09/17/2038	489,448
FULB 97-C2 A3	Mortgage Backed Security, 6.65%, 11/2029	173,197
GCCFC 03-C1 A2	Collateralized Mortgage Backed Security, 3.285%, 07/05/2035	383,564
GCCFC 04-GG1 A4	Collateralized Mortgage Backed Security, 4.755%, 06/10/2036	318,125
GE Capital Commercial Mortgage Corp. 2001-2 A3	Collateralized Mortgage Backed Security, 6.03%, 08/11/2033	1,494,078
GE Capital Commercial Mortgage Corp. 2004-C2	Collateralized Mortgage Backed Security, 4.433%, 07/2039	284,578
GMACC 00-C1 A2	Collateralized Mortgage Backed Security, 7.724%, 03/15/2033	345,147
GMACC 04-C2 A2 CSTR	Collateralized Mortgage Backed Security, due 08/10/2038	143,481

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Current Value
Guaranteed Investment Contracts:			
GMACC 97-C2 A3	Collateralized Mortgage Backed Security, 6.566%, 04/15/2029	$	206,779
GMACC 99-C1 A2	Collateralized Mortgage Backed Security, 6.175%, 05/15/2033		568,569
GNR 02-83 B	Collateralized Mortgage Backed Security, 4.6951%, 12/16/2024		194,425
GNR 03-36 C	Collateralized Mortgage Backed Security, 4.2545%, 2/16/2031		274,825
GNR 03-64 B	Collateralized Mortgage Backed Security, 4.528%, 4/16/2032		487,212
GNR 03-87 CSTR	Collateralized Mortgage Backed Security, due 8/16/2032		807,262
GSMS 03-CA A2A	Collateralized Mortgage Backed Security, 3.59%, 1/10/2040		334,444
GSMS 04-C1 A1	Collateralized Mortgage Backed Security, 3.659%, 10/10/2028		344,659
JP Morgan Chase Commercial Finance Corp. 99-C7 A2	Collateralized Mortgage Backed Security, 6.507%, 10/15/2035		70,862
JP Morgan Chase Commercial Finance Corp. 99-C8 A1	Collateralized Mortgage Backed Security, 7.325%, 07/15/2031		1,721,600
JP Morgan Chase Commercial Finance Corp. 99-C8 A2	Collateralized Mortgage Backed Security, 7.4%, 07/15/2031		410,334
JPMCC 04-CB9 A2 CSTR	Asset Backed Security, due 6/12/2041		384,662
Prudencial Securities Secured Finance Corp.	Collateralized Mortgage Backed Security, 7.617%, 05/17/2032		302,233
LB Commercial Conduit Manufacturing Trust 99-C1 A2	Collateralized Mortgage Backed Security, 6.78%, 06/15/2031		1,605,601
LBUBS 00-C3 A2	Collateralized Mortgage Backed Security, 7.95%, 01/15/2010		355,473
LBUBS 00-C5 A2	Collateralized Mortgage Backed Security, 6.51%, 12/15/2026		749,901
LBUBS 01-C3 A1	Collateralized Mortgage Backed Security, 6.058%, 06/15/2020		553,863
LBUBS 02-C4 A2	Collateralzied Mortgage Backed Security, 4.023%, 09/15/2026		865,463
LBUBS 03-C3 A2	Collateralzied Mortgage Backed Security, 3.086%, 05/15/2027		278,299
LBUBS 03-C5 A2	Collateralzied Mortgage Backed Security, 3.478%, 07/15/2027		731,738
LBUBS 04-C6 A2	Collateralzied Mortgage Backed Security, 4.187%, 08/15/2029		221,486
MCFI 98-MC2 A2	Collateralzied Mortgage Backed Security, 6.423%, 06/18/2030		735,333
MLMT 04-MKB1 A2	Collateralzied Mortgage Backed Security, 4.653%, 02/2042		354,567
MSC 03-IQ5 A3	Collateralzied Mortgage Backed Security, 4.71%, 04/15/2038		264,877
MSC 04-HQ5 A2	Collateralzied Mortgage Backed Security, 4.05%, 01/2041		179,266
Morgan Stanley Capital 98-HF2	Collateralized Mortgage Backed Security, 6.48%, 11/15/2030		870,881
Morgan Stanley Capital 98-WF2	Collateralized Mortgage Backed Security, 6.54%, 07/15/2030		237,580
Morgan Stanley Capital 99-CAM1	Collateralized Mortgage Backed Security, 6.76%, 03/15/2032		1,243,476
Morgan Stanley Capital 99-WF1	Collateralized Mortgage Backed Security, 6.48%, 11/15/2031		409,915
Morgan Stanley Dean Witter Capital 00-PRIN	Collateralized Mortgage Backed Security, 7.18%, 02/23/2034		703,619
Morgan Stanley Dean Witter Capital 01-PPM	Collateralized Mortgage Backed Security, 6.40%, 02/15/2031		1,165,319
SBM7 00-C1 A2	Collateralized Mortgage Backed Security, 7.52%, 12/18/2009		451,333
SBM7 00-C3 A2	Collateralized Mortgage Backed Security, 6.592%, 12/18/2033		399,834
WBCMT 03-C6 A2	Collateralized Mortgage Backed Security, 4.498%, 08/2035		290,124
WBCMT 04-C14 A2	Asset Backed Security, 4.368%, 08/15/2041		455,223
Abbey National MTN	Corporate Bond, 6.69%, 10/17/2005		1,038,682
AGFC SR MTN	Corporate Bond, 2.75%, 06/15/2008		33,693
AGFC SR MTN	Corporate Bond, 4.625%, 05/15/2009		373,581
American General Finance SR MTN	Corporate Bond, 4.625%, 09/01/2010		741,391
Ameritech Cap	Corporate Bond, 6.25%, 05/18/2009		1,215,652
Atlantic Richfield Co.	Corporate Bond, 10.88%, 07/15/2005		1,634,637
ASSOC-NA GLBL	Corporate Bond, 6.25%, 11/01/2008		913,835
ASSOCIATES	Corporate Bond, 6.875%, 11/15/2008		144,634
Bank America Corporation	Corporate Bond, 4.375%, 12/01/2010		463,047
Bank One Corp.	Corporate Bond, 3.7%, 1/15/2008		325,464
Bank America Corporation	Corporate Bond, 7.8%, 2/15/2010		113,275
Bank America Corporation	Corporate Bond, 6.25%, 4/01/2008		125,438
BankAmer Corp	Corporate Bond, 6.625%, 8/01/2007		263,502
BankAmer Corp	Corporate Bond, 5.875%, 2/15/2009		767,031
BankAmer GLBL	Corporate Bond, 7.4%, 01/15/2011		1,019,588
CANADA MTGE&HSG	Corporate Bond, 2.95%, 06/02/2008		388,609
CITIGROUP	Corporate Bond, 5.75%, 05/10/2006		223,772
Citigroup Inc.	Corporate Bond, 6.75%, 12/01/2005		498,028
Credit Suisse First Boston U	Corporate Bond, 5.88%, 08/01/2006		249,991

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
EKSPORTFINANS A	Corporate Bond, 5.75%, 06/06/2006	$ 431,105
Export DEV Corp	Corporate Bond, 4%, 08/01/2007	510,374
First U Natl GLBL	Corporate Bond, 7.8%, 08/18/2010	138,377
GE CAP CP MTN	Corporate Bond, 7.5%, 06/15/2009	343,202
GE CAP GLBL	Corporate Bond, 3.5%, 08/15/2007	460,096
JP Morgan Chase	Corporate Bond, 5.625%, 08/15/2006	1,025,524
Morgan Stanley	Corporate Bond, 3.875%, 01/15/2009	825,032
Morgan Stanley	Corporate Bond, 4%, 01/15/2010	183,906
Morgan Stanley Dean Witter	Corporate Bond, 6.10%, 04/15/2006	57,658
MSTDW	Corporate Bond, 3.625%, 04/01/2008	376,346
Nationwide Bld	Corporate Bond, 4%, 01/15/2009	634,980
NATL CTY BK	Corporate Bond, 3.3%, 05/15/2007	325,866
Pitney Bowes Incorporated	Corporate Bond, 5.88%, 05/01/2006	635,410
Quebec Prov GLB	Corporate Bond, 5.50%, 7/17/2009	816,522
Salomonsmith GLBL	Corporate Bond, 6.50, 02/15/2008	155,027
SBC COMM GLBL	Corporate Bond, 6.25%, 3/15/2011	373,720
SW AIR PASS THRU	Corporate Bond, 5.50%,11/01/2006	820,730
US BANK NA	Corporate Bond, 3.90%, 08/15/2008	1,140,665
Wachovia	Corporate Bond, 6.15, 03/15/2009	638,280
Wells Fargo Bank N.A.	Corporate Bond, 7.80%, 06/15/2010	1,920,740
Wells Fargo Bank N.A.	Corporate Bond, 4%, 09/10/2012	157,217
Wells Fargo Bank N.A.	Corporate Bond, 4.20%, 01/15/2010	1,656,483
FFCB	Corporate Bond, 3.25%, 06/15/2007	54,938
FHLB	Corporate Bond, 2.125%, 07/07/06-04	592,186
FHLB	Corporate Bond, 2.875%, 08/15/2006	2,592,940
FHLMC	Corporate Bond, 1.875%, 2/15/2006	765,671
FHLMC	Corporate Bond, 2.375%, 2/15/2007	2,783,500
FHLMC	Corporate Bond, 2.75%, 10/15/2006	4,860,744
FHLMC	Corporate Bond, 2.875%, 5/15/2007	243,401
FHLMC GLBL	Corporate Bond, 2.875%,12/15/2006	4,364,809
FNMA	Corporate Bond, 2.375%,12/15/2005	194,114
FNMA	Corporate Bond, 2.375%, 2/15/2007	4,329,341
FNMA	Corporate Bond, 3%, 8/15/2007	10,714,813
FNMA	Corporate Bond, 3.125%, 12/15/2007	813,064
FNMA	Corporate Bond, 3.125%, 07/15/2006	1,718,819
FNMA	Corporate Bond, 3.25%, 8/15/2008	7,328,382
FNMA	Corporate Bond, 3.41%, 8/30/07-05	1,204,551
FNMA	Corporate Bond, 6.25%, 2/01/2011 SUBS	549,955
ARMT 04-1 9A2 1ML+40	Asset Backed Security, due 01/25/2034	241,813
Creidt Suisse First Boston 04-AR4 6A2 1ML+37	Collateralized Mortgage Backed Security, 4/2034	133,890
Creidt Suisse First Boston 04-AR4 5A2 1ML+37 5/	Collateralized Mortgage Backed Security, 5/25/2034	112,030
Creidt Suisse First Boston 04-AR5 11A2 1ML+37 6	Collateralized Mortgage Backed Security, 6/25/2034	154,041
Creidt Suisse First Boston 04-AR6 9A2 1ML+37 10	Collateralized Mortgage Backed Security,10/25/2034	200,969
Creidt Suisse First Boston 04-AR8 8A2 1ML+38 9/	Collateralized Mortgage Backed Security, 9/25/2034	253,847
CWHL 02-25 2A1	Mortgage Backed Security, 5.5%, 11/27/2017	182,404
CWHL 02-32 2A3	Mortgage Backed Security, 5%, 1/25/2018	54,610
CWHL 04-16 A1 1ML+40	Mortgage Backed Security, due 9/25/2034	317,493
FHASI 04-FL1 2A1 6ML+30 1	Asset Backed Security, due 12/25/2034	220,037
FHLG 15YR 1/20 #TBA	Corporate Bond, 4.00%, 01/1/2020	1,923,213
FHLM ARM 782926	Corporate Bond, 4.985%, 08/1/2033	25,678
FHR 1490 PH	Mortgage Backed Security, 6.25%, 04/15/2008	537,019
FHR 1519 G	Mortgage Backed Security, 6.75%, 05/15/2008	740,853
FHR 1608 J	Mortgage Backed Security, 6.00%, 06/15/2022	362,405
FHR 1650 H	Mortgage Backed Security, 6.25%, 10/15/2022	265,077
FHR 1669 G	Mortgage Backed Security, 6.50%, 06/15/2031	359,035

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
FHR 1679 D	Mortgage Backed Security, 6.00%, 09/15/2008	$ 318,938
FHR 1680 PH	Mortgage Backed Security, 6.25%, 01/15/2023	98,379
FHR 1684 G	Mortgage Backed Security, 6.50%, 03/15/2023	143,893
FHR 2290	Mortgage Backed Security, 6.00%, 02/15/2031	239,919
FHR 2292 QT	Mortgage Backed Security, 6.5%, 05/15/2030	60,678
FHR 2313 C	Mortgage Backed Security, 6.00%, 05/15/2031	424,790
FHR 2328 C	Mortgage Backed Security, 6.00%, 06/15/2031	373,291
FHR 2355 CD	Mortgage Backed Security, 6.5%, 06/15/2030	7,007
FHR 2365 C	Mortgage Backed Security, 6.00%, 09/15/2031	1,515,277
FHR 2368 PQ	Mortgage Backed Security, 6.50%, 08/15/2030	27,042
FHR 2425 JH	Mortgage Backed Security, 6.00%, 03/15/2017	200,702
FHR 2435 GD	Mortgage Backed Security, 6.50%, 02/15/2030	66,831
FNR 2445 BD	Mortgage Backed Security, 6.50%, 6/15/2030	4,062
FHR 2473 JB	Mortgage Backed Security, 5.50%, 02/15/2029	40,701
FHR 2498 PD	Mortgage Backed Security, 5.50%, 02/15/2016	133,976
FHR 2557 MA	Mortgage Backed Security, 4.50%, 07/15/2016	66,708
FHR 2590 NT	Mortgage Backed Security, 5.00%, 04/15/2016	278,145
FNR 2728 NE	Mortgage Backed Security, 4.50%, 07/15/2017	359,149
FHR 2563 PD	Mortgage Backed Security, 4.50%, 12/15/2017	466,381
FHR 2763 TX	Mortgage Backed Security, 4.00%, 3/15/2011	96,419
FHR 2885 PC	Mortgage Backed Security, 4.50%, 3/15/2018	292,771
FNMA 15YR	Mortgage Backed Security, 6.00%, 10/1/2018 #555303	1,041,548
FNMA 15YR	Mortgage Backed Security, 6.00%, 2/1/2017 #623602	69,774
FNMA 15YR	Mortgage Backed Security, 6.00%, 2/1/2017 #627625	98,398
FNMA 15YR	Mortgage Backed Security, 6.00%, 2/1/2017 #631113	55,251
FNMA 15YR	Mortgage Backed Security, 6.00%, 5/1/2017 #643837	57,720
FNMA 15YR	Mortgage Backed Security, 6.00%, 8/1/2016 #589488	58,603
FNMA 15YR	Mortgage Backed Security, 6.00%, 8/1/2016 #595718	61,463
FNMA 15YR	Mortgage Backed Security, 6.00%, 8/1/2016 #599515	38,209
FNMA 15YR	Mortgage Backed Security, 6.00%, 10/1/2016 #605971	67,405
FNMA 15YR	Mortgage Backed Security, 6.50%, 3/1/2013 #417846	84,936
FNMA 15YR	Mortgage Backed Security, 6.50%, 4/1/2014 #489521	65,416
FNMA 15 YR	Mortgage Backed Security, 6.50%, 12/1/2014 #535057	207,778
FNMA	Mortgage Backed Security, 7.00%, 1/1/2013 #756135	58,667
FNMA 15 YR	Mortgage Backed Security, 7.00%, 1/1/2016 #535662	294,988
FNMA 15 YR	Mortgage Backed Security, 7.00%, 5/1/2017 #641788	70,124
FNMA 15 YR	Mortgage Backed Security, 7.00%, 7/1/2017 #254414	404,261
FNMA 15 YR	Mortgage Backed Security, 7.00%, 9/1/2016 #545369	106,336
FNMA ARM	Mortgage Backed Security, 3.878%, 6/1/2033 #723633	170,739
FNMA ARM	Mortgage Backed Security, 3.975%, 11/ 781809 11/1/2034	73,897
FNMA ARM	Mortgage Backed Security, 4.025%, 1/3 781871 1/1/2035	75,861
FNMA ARM	Mortgage Backed Security, 3.836%, 6/1/2033 #723760	34,069
FNMA ARM	Mortgage Backed Security, 3.939%, 10/ 781549 10/1/2034	49,437
FNMA ARM	Mortgage Backed Security, 4.021%, 12/ 773212 12/1/2034	50,297
FNMA ARM	Mortgage Backed Security, 4.037%, 12/ 802854 12/1/2034	25,031
FNMA ARM	Mortgage Backed Security, 4.048%, 1/3 806711 1/1/2035	25,182
FNMA ARM	Mortgage Backed Security, 4.072%, 12 806640 12/1/2034	75,586
FNMA ARM	Mortgage Backed Security, 4.037%, 1/3 806520 1/1/2035	74,714
FNMA ARM	Mortgage Backed Security, 4.17%, 11/3 806720 11/1/2034	75,401
FNMA ARM	Mortgage Backed Security, 4.324%, 12/ 802660 12/1/2034	25,405
FNMA ARM	Mortgage Backed Security, 4.549%, 8/3 796985 8/1/2034	95,520
FNR 01-15 VA	Mortgage Backed Security, 6.00%, 06/25/2010	2,137
FNR 01-53 OH	Mortgage Backed Security, 6.50%, 6/25/2030	3,427
FNR 02-18 PE	Mortgage Backed Security, 5.50%, 4/25/2031	872,999
FNR 02-52 PA	Mortgage Backed Security, 6.00%, 4/25/2031	51,708
FNR 02-64 PC	Mortgage Backed Security, 5.50%, 12/15/2026	691,645
FNR 03-81 NY	Mortgage Backed Security, 4.50%, 9/25/2016	658,380

(continued)

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (Continued)
DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
FNR 03-83 TH	Mortgage Backed Security, 4.50%, 11/25/2016	$ 301,429
FNR 92-48 HB	Mortgage Backed Security, 7.00%, 4/25/2007	316,890
FNR 94-48 E	Mortgage Backed Security, 6.00%, 11/25/2008	1,351,772
FNR 94-50 PH	Mortgage Backed Security, 5.50%, 01/25/2023	119,675
GNR 02-35 C CSTR	Mortgage Backed Security, due 10/16/2023	64,432
GNR 02-5 PD	Collateralized Mortgage Backed Security, 6.50%, 05/16/2031	191,624
GRAN 04-1 1B 3ML+21	Asset Backed Security, due 03/20/2044	55,076
GRAN 04-2 1B 3ML+17	Asset Backed Security, due 03/20/2044	40,033
GRAN 04-3 1B 3ML+16	Asset Backed Security, due 09/20/2044	100,109
HFP 8 1B 3ML+13	Collateralized Mortgage Backed Security, due 07/15/2040	70,312
HFP 8 2B 3ML+17	Collateralized Mortgage Backed Security, due 07/15/2040	90,521
IMM 04-6 DN	Asset Backed Security, due 10/25/2034	157,014
IMM 04-9 M3 1ML +70	Asset Backed Security, due 1/25/2035	113,822
IMM 04-9 M4 1ML +105	Asset Backed Security, due 1/25/2035	59,436
IMM 09-4 M2 1ML +65	Asset Backed Security, due 1/25/2035	153,698
MARM 04-11 2A2 1ML+44	Asset Backed Security, due 11/25/2034	92,488
MLCC 03-A 2A2 6ML+41	Mortgage Backed Security, 10/25/2028	105,888
MLCC 03-E XA1 CSTR	Mortgage Backed Security, 10/25/2028	36,355
MLCC 03-F A2 6ML +34	Mortgage Backed Security, 10/25/2028	449,173
MLCC 04-E A2A 6ML +35	Asset Backed Security, due 11/25/2029	346,981
MLCC 04-G A2A 6ML +30	Asset Backed Security, due 11/25/2029	175,029
MSSTR 04-1 1A1 CSTR	Asset Backed Security, due 08/25/2017	300,403
PERMA 4 1B 3ML +14	Asset Backed Security, due 06/10/2042	75,109
PERMA 5 1B 3ML +14	Asset Backed Security, due 06/10/2042	125,199
PERMA 5 2A 3ML +11	Asset Backed Security, due 06/10/2011	75,165
PERMA 5 2B 3ML +18	Asset Backed Security, due 06/10/2042	140,313
RAMP 03-SL1 3A1	Asset Backed Security, due 04/25/2031	291,335
RAMP 04-SL2 A11	Asset Backed Security, 6.5%, 04/25/2016	58,997
SEMT 03-6 A2 6ML	Mortgage Backed Security, 11/20/2033	453,323
SEMT 04-1 X1	Mortgage Backed Security, 2/20/2034	28,668
SEMT 04-2 A 6ML+27	Mortgage Backed Security, 03/20/2034	217,966
SEMT 04-5 A3 6ML+28	Mortgage Backed Security, 06/20/2034	269,045
TMST 04-3 A 1ML +37	Asset Backed Security, due 09/25/2034	317,506
WAMMS 03-MS9 2A1	Mortgage Backed Security, 7.50%, 12/25/2033	66,063
WAMMS 04-RA2 2A	Mortgage Backed Security, 7.00%, 07/25/2033	108,998
WFMBS 03-14 1A1	Mortgage Backed Security, 4.75%, 12/25/2018	313,721
BRITISH COL PROV 5	Corporate Bond, , 06/25/2009	739,910
United States Treasury Note	Treasury Note, 1.625%, 02/28/2006	3,898,428
United States Treasury Note	Treasury Note, 3.125%, 05/15/2007	9,393,222
United States Treasury Note	Treasury Note, 4.00%, 06/15/2009	21,554,422
* State Street Bank and Trust Company	Short-term Investment Fund	539,338
Other Payables	Other Payable/Receivable	4,205
Caisse Des Depots Et Cons - Global Wrapper	Contract #1051-03, 4.58%	(785,900)
Monemental Life Insurance - Global Wrapper	Contract #1023TR, 4.58%	(784,538)
UBS AG- Global Wrapper	Contract #3031, 4.58%	(784,479)
AIG Financial Products Co - Global Wrapper	Contract #54162, 4.59%	(784,880)
		189,688,610
		$ 1,234,991,267

* Represents a Party-In-Interest

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2004

Identity of Party Involved Description of Security	Description of Asset, Interest Rate and Maturity in Case of Loan	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction date	Net Gain or (Loss)
Series in Same Security:						
* ConAgra Foods, Inc. Common Stock Funds	Common Stock Funds	$370,096,253	$468,184,495	$818,049,728	$838,280,748	$20,231,020

Reportable Transactions for the period ended September 30, 2004 (See Note 5)

* Represents a Party-In-Interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Foods Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS



Date June 28, 2005

By ______________________
ConAgra Foods Employee Benefits Committee

Exhibit I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113 and 333-17573 of ConAgra Foods, Inc. on Form S-8 of our report dated June 24, 2005 appearing in this Annual Report on Form 11-K of the ConAgra Foods Retirement Income Savings Plans for the year ended December 31, 2004.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 24, 2005

092804

SIXTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective as of October 1, 2004 or as otherwise provided herein, in the following respects:

(A) Section 1.11, the first paragraph, is amended to read as follows:

"**Section 1.11** **"Compensation"** means a Participant's regular salary paid by an Employer for an Accounting Year, including overtime, commissions, Pre-Tax Contributions to this Plan, amounts excluded from the Participant's gross income pursuant to Section 125 and/or Section 132(f)(4) of the Code, performance related bonuses and other cash incentives. "Compensation" shall not include Matching Contributions to this Plan, reimbursement for expenses, allowances, fringe benefits, severance pay, bonuses not related to performance, accrued but unpaid bonuses, terminal vacation pay, noncash compensation, cash compensation received by the Participant under the ConAgra Long Term Senior Management Incentive Plan or any other similar plan or program which is designated as such by the Committee. "Compensation" shall include mandatory deferred compensation in the amount of the original deferral (without gains or losses) when paid, but shall otherwise exclude deferred compensation (when deferred and when paid).

. . ."

(B) Section 2.03 is added immediately after Section 2.02, to read as follows:

"**Section 2.03 – Eligibility for Supplement SM** Notwithstanding any other provision of the Plan, the provisions of this Section shall be controlling. In addition to the provisions of the Plan and any Supplement that is otherwise applicable to the Participant, the following Participants shall be covered by Supplement SM, provided that collectively bargained Participants shall not be covered by Supplement SM unless their benefits are bargained by OPEIU Local #30:

(i) Any Participant whose Employment Date is on or after June 1, 2004;

(ii) Any Participant who is an Electing Participant as of October 1, 2004;

(iii) Any Participant who becomes covered by the Plan because of being rehired by the Employer or because of a change in employment status on or after June 1, 2004; excluding any Employee who was not an Eligible Employee in the Plan on May 31, 2004, due to being scheduled to work less than 1,000 hours per year, who becomes a Participant due to working 1,000 hours or more in a calendar year; and

(iv) Any Participant who is a Totally and Permanently Disabled Participant under the ConAgra Foods, Inc. Pension Plan for Salaried Employees on May 31, 2004 who is not a Choice Participant and who, upon returning to active employment, makes a one-time irrevocable election to be covered by Supplement SM pursuant to procedures developed by the Committee or its designee.

For purposes of this Section, the following definitions shall apply:

"**Electing Participant**" is a Choice Participant who during the one-time election period from August 2, 2004 to September 15, 2004 (or such other period with respect to a particular Choice Participant as the Committee, or its designee, may in its discretion deem advisable, taking into account any administrative delay or other special circumstances that occurred during the one-time election period) makes an irrevocable election to be covered by Supplement SM. Any Choice Participant who fails to make a valid election will not be an Electing Participant. The validity of an election shall be made by the Committee or its designee.

"**Choice Participant**" is any Employee who is receiving credit for Credited Service on May 31, 2004 under the terms of the ConAgra Foods, Inc. Pension Plan for Salaried Employees or any Supplement thereto (whether or not the Employee has become a Participant under that Plan), excluding Employees who are Totally and Permanently Disabled under the ConAgra Foods, Inc. Pension Plan for Salaried Employees except those who are listed on the attached Exhibit A, and including Employees on an approved leave of absence, but subject to the following exclusions:

(1) any individual on long term disability who is employed by the Acquired Companies (as defined in the Stock Purchase Agreement By and Between Pilgrim's Pride Corporation and ConAgra Foods, Inc., dated as of June 7, 2003 ("Pilgrim's Agreement")) on the Closing Date (as defined in the Pilgrim's Agreement);

(2) any individual on long term disability who is employed by the Acquired Companies (as defined in the Stock Purchase Agreement By and Among UAP Holding Corp., Inc., ConAgra Foods, Inc. and United Agri Products, Inc., dated as of October 29, 2003 ("UAP Agreement")) on the Closing Date (as defined in the UAP Agreement);

(3) any Lamb-Weston Employee (Supplement Thirty-Two to the ConAgra Foods, Inc. Pension Plan for Salaried Employees);

(4) any Participant of the ConAgra Foods, Inc. Pension Plan for Salaried Employees who is not eligible to participate in this Plan as of May 31, 2004 due to being scheduled to work less than 1,000 hours per year;

(5) any Employee who is eligible to receive benefits under the ConAgra Foods, Inc. Nonqualified Supplemental Pension Plan who is listed on Exhibit B; and

(6) any Participant subject to a collective bargaining agreement other than OPEIU Local #30.

(C) Section 5.04, the fourth paragraph, is amended to read as follows:

"**<u>Section 5.04 - Form of Distribution</u>** . . .

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a notary public.

. . ."

(D) Section 6.05 is amended to read as follows:

"**<u>Section 6.05 - Promissory Note and Security</u>** Loans shall be evidenced by a promissory note, and the note shall be held by the Trustee as an asset of the Trust Fund in a segregated account applicable to the Participant to whom the loan is granted. The loan shall be secured by the Participant's Plan Accounts up to 50% of the vested value of the Participant's Accounts as of the time of the loan. If the Participant is married and is included in a unit of collective bargaining, the Participant's spouse must consent, in writing, to use of the Participant's Accounts as security for the loan not more than 90 days before the loan. The consent shall acknowledge its effect and be witnessed by a notary public."

(E) Section 5.04 to Supplement Four, the last paragraph, is amended to read as follows:

"**5.04 <u>Form of Distribution</u>** . . .

An election by a married Participant to have benefits paid in a form other than described in subparagraph (v) above, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to any nonspouse Beneficiary. The consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a notary public. Otherwise, with respect to any Participant who is not included in a unit of collective bargaining, this provision shall not apply with respect to any distribution which commences on or after April 1, 2002."

(F) Supplement SM is amended to read in its entirety as follows:

SUPPLEMENT SM

Participants who are Employees of the Employer at its Monfort facilities shall be covered by the ConAgra Foods Retirement Income Savings Plan effective January 1, 1997, and Participants who are Employees of the Employer at its Zoll Foods facility shall be covered by the ConAgra Foods Retirement Income Plan, effective January 1, 2002, in accordance with the terms of the Plan. Notwithstanding the above, the Participants identified in Section 2.03 of the Plan shall be covered by the ConAgra Foods Retirement Income Plan in accordance with the terms of the Plan and any Supplement that is otherwise applicable to the Participant, subject to the following (Supplement SM provision shall supercede contrary or conflicting provisions of (i) a Supplement that otherwise applies to a Participant, or (ii) the Plan document (except Section 2.03 of the Plan document), and provisions of a Supplement, other than Supplement SM, that apply to a Participant shall supercede contrary or conflicting provisions of the Plan document (except Section 2.03 of the Plan document).):

Plan Sections

1.13 **Employee** Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, the Employees described in this paragraph shall no longer actively participate in this Supplement SM.

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement SM.

1.32 **Prior Plan** With respect to Employees employed by Monfort of Colorado, Inc., the Prior Plan is the Monfort 401(k) Plan as in effect on December 31, 1996. With respect to Employees employed by Zoll Foods, the Prior Plan is the Zoll Foods 401(k) Plan, as in effect on December 31, 2001.

1.36 **Service** For the period prior to January 1, 1997, the Service of a Participant employed by Monfort of Colorado, Inc. shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1996. For the period prior to January 1, 2002, the Service of a Participant employed by Zoll Foods shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 2001.

3.02 **Matching Contributions** The Employer shall make a Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax and After-Tax Contributions up to 6% of his Compensation.

4.02 **Investment of Accounts** A Participant who was or is employed at the Monfort or Zoll Foods facilities may direct the investment of his share of Employer Contributions under the same terms and conditions as he may direct the investment of his Pre-Tax Contributions or After-Tax Contributions.

4.02(c) **Change of Investment for Current Accounts** A Participant employed by Monfort of Colorado, Inc. who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
MetLife Guaranteed Fixed Income Fund	Shorter-term Fixed Income Fund
MetLife Capital Appreciation Fund	Equity Growth Fund
MetLife Stock Index Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

5.02 **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

Article VI **Plan Loans** Plan loans to a Participant described in this Supplement initiated under the Prior Plan shall continue to be governed by the terms of the Prior Plan until fully repaid.

Executed this 29th day of September, 2004, effective as provided herein.

CONAGRA FOODS, INC.



By____________________
Anthony M. Sanders
Vice President, Human Resources Business Center

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EXHIBIT A

PARTICIPANTS WHO ARE TOTALLY AND PERMANENTLY DISABLED UNDER THE CONAGRA FOODS, INC. PENSION PLAN FOR SALARIED EMPLOYEES WHO ARE CHOICE PARTICIPANTS AS OF MAY 31, 2004

Employee ID#	Name	Employee ID#	Name
1000567	Sterner, Debra A	1044297	Diffenbaugh, Tina S
1000712	Koch, Robert C	1044639	Lasiter, Tressie M
1002204	Leggio, Marialice	1046495	Snyder, Danny R
1002565	Snelling, Marie	1048719	Monaco, Samuel D
1011864	Claudio, Pedro	1048991	Knott, John L
1012335	Sonntag, James A	1048993	Kyle, Anna B
1012898	Skar, William M	1049123	Griffith, Walter D
1013354	West, Melodie J	1049838	Eagan, Danny R
1013406	Green, Charlene K	1050407	Dean, Charles B
1015325	McDearman Jr, Jack M	1051630	Brockman, W F
1016494	Lovrine, June E	1052953	Miller, Gail L
1017131	Baker, Lani E	1053519	Hawkins, Lyle E
1018368	Bowman, Fred H	1053549	Noyes, Mary D
1018486	Kaut, Judy M	1053893	Harris, Mary A
1018524	Emitt, Joe P	1055052	Ocampo, Alejandro
1018531	Wendleton, Ronald R	1055779	Hunter, Kevin F
1019589	Villines, Ronnie D	1074284	Eilers, Robert L
1019676	Farley, Charles K	1074691	Haynes, James R
1021260	Smith, Gaylon W	1075886	Higgins, Sandra M
1023770	Trujillo, Irma V	1076376	Schell, Carolyn L
1024364	Reed, Cynthia S	1077642	Hemrich, Donna M
1024427	Gomez, Jesus M	1077781	Johnson, Donna L
1037737	Rose, Clarence J	1102042	Poole, Marjorie
1038966	Gruhn, Joseph H	1620650	McKee Jr, Charles Ken
1039782	Hendrickson, Susan M	2000012	Dyke, Deborah J
1040270	Brown, Mitchell H	2000679	Shearin, Walter J
1042307	Barnhart, Connie	2001936	Peacock, Vivian A
		2002559	Robbins, Sammy D

EXHIBIT B

PARTICIPANTS ELIGIBLE TO RECEIVE BENEFITS UNDER THE CONAGRA FOODS, INC. NONQUALIFIED SUPPLEMENTAL PENSION PLAN WHO ARE NOT CHOICE PARTICIPANTS AS OF MAY 31, 2004

Employee ID#	Name
1063714	Rohde, Bruce
1063719	Johnson, Owen
1063706	Goslee, Dwight
1063703	O'Donnell, James
1063798	Heckman, Gregory
3029943	Lutz Jr, Allan
1063698	McKinnerney, Floyd
1063702	Manuel, Thomas
1063708	Porter, Richard
1063725	Tibey, Stephen
1063756	Knudsen, Douglas

092804

SUMMARY OF THE CHANGES
CONTAINED IN
SIXTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

(A) Section 1.11 is amended to clarify the definition of Compensation.

(B) Section 2.03 is added to address the Choice Program.

(C) Section 5.04 is amended to remove the provision that spousal consent can be witnessed by a Plan representative.

(D) Section 6.05 is amended for the same purpose as described in item (C).

(E) Section 5.04 to Supplement Four is amended for the same purpose as described in item (C).

(F) Supplement SM is amended to provide for the Choice Program.

m:\kcm\cga\crisp\014ram6.doc

122004

SEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective as of January 1, 2004, or as otherwise provided herein, in the following respects:

(A) Section 1.07 is amended, effective January 1, 2004, to read as follows:

"**Section 1.07 "Beneficiary"** means the person or persons to whom the share of a deceased Participant's Accounts are payable. If there is no effective designation of a Beneficiary, the Participant's Beneficiary shall be his surviving Spouse, if any, otherwise it shall be his estate."

(B) Sections 4.02(a) and (c) are amended, effective October 1, 2004, to read as follows:

"**Section 4.02 - Investment of Accounts**

Section 4.02(a) - Direction by Employees A Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction from the Employee, the contributions shall be invested in the Shorter-Term Fixed Income Fund. Automatic Employee Contributions shall be invested in the Shorter-Term Fixed Income Fund unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds.

. . .

Section 4.02(c) - Change of Investment for Current Accounts A Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and the Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account, and ESOP Matching Contribution Account in 1%

increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day, or as soon as administratively practicable.

. . ."

(C) Section 5.02 is amended, effective November 11, 2003, to add the following paragraph to the end thereof:

"**Section 5.02 - Amount of Distributions/Distributable Events**

Section 5.02(b) . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment in connection with the November 21, 2003 sale of HAACO, Inc. to Neogen shall be fully vested in their Accounts."

(D) Section 5.02 is amended, effective January 30, 2004, to add the following paragraph to the end thereof:

Notwithstanding any other provision hereof or any Supplement hereto, Participants employed at the Employer's Foodservice Company - Casa de Oro facilities in Omaha, Nebraska and Louisville, Kentucky who are actively employed as of January 30, 2004, shall be fully vested in their Accounts."

(E) Section 1.13 to Supplement SC is amended, effective January 1, 2005, to read as follows:

1.13 Employee means any employee who is employed at Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln, Nebraska. Effective January 1, 2005, Employees described herein shall no longer be covered under this Supplement SC, but shall be covered under Supplement SM of this Plan.

(F) Section 1.13 to Supplement SM is amended, effective January 1, 2005, to read as follows:

> **1.13** **<u>Employee</u>** Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, the Employees described in this paragraph shall no longer actively participate in this Supplement SM.
>
> Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement SM.
>
> Effective January 1, 2005, those Employees employed at the Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln Nebraska shall be covered under this Supplement SM (moved from Supplement SC).
>
> Effective January 1, 2005, those Employees employed at the Employer's Foodservice Company – Lamb-Weston shall be covered under this Supplement SM.

(G) Section 1.32 to Supplement SM is amended, effective December 31, 2004, to read as follows:

> **1.32** **<u>Prior Plan</u>** With respect to Employees employed by Monfort of Colorado, Inc., the Prior Plan is the Monfort 401(k) Plan as in effect on December 31, 1996. With respect to Employees employed by Zoll Foods, the Prior Plan is the Zoll Foods 401(k) Plan, as in effect on December 31, 2001. With respect to Employees employed by Lamb-Weston, the Prior Plan is the Voluntary Investment and Profit Sharing Plan for Regular Salaried Employees of Lamb-Weston, Inc. 1997 Restatement, which was merged into this Plan effective December 31, 2004.

(H) Section 1.36 to Supplement SM is amended, effective January 1, 2005, to read as follows:

> **1.36** **<u>Service</u>** For the period prior to January 1, 1997, the Service of a Participant employed by Monfort of Colorado, Inc. shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 1996. For the period prior to January 1, 2002, the Service of a Participant employed by Zoll Foods shall be equal to the number of completed Years of Service under the Prior Plan as of December 31, 2001. For the period prior to January 1, 2005, the Service of a Participant employed by Lamb-Weston shall include Years of Service under the Prior Plan as of December 31, 2004.

(I) Section 4.02(c) to Supplement SM is amended, effective December 31, 2004, to read as follows:

4.02(c) **Change of Investment for Current Accounts** A Participant employed by Monfort of Colorado, Inc. who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
MetLife Guaranteed Fixed Income Fund	Shorter-term Fixed Income Fund
MetLife Capital Appreciation Fund	Equity Growth Fund
MetLife Stock Index Fund	Equity Index Fund
ConAgra Foods Stock Fund	ConAgra Foods Stock Fund

A Participant employed by Lamb-Weston shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Capital Preservation Fund	Shorter-term Fixed Income Fund
Bond Fund	Longer-term Fixed Income Fund
Balanced Fund	Investment Allocation Fund
Equity Fund	-- 25% in Large-Cap Value Fund -- 25% in Mid-Cap Value Fund -- 25% in Large-Cap Growth Stock Fund -- 25% in International Equity Growth Fund

(J) Section 5.02 to Supplement SM is amended, effective December 31, 2004, to read as follows:

5.02 **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

For any Participant employed by Lamb-Weston who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

(K) Section 5.04 is added to Supplement SM, effective December 31, 2004, to read as follows:

5.04 **Forms of Distribution** In addition to the other forms of distribution described in the Plan, a Participant employed by Lamb-Weston who had an account balance under the Prior Plan on December 31, 2004, may elect (with the appropriate spousal consent, where required) to have his Plan Accounts distributed after reaching age 55 in substantially equal annual installments fixed by the Participant if the value of his Plan Accounts exceeds $5,000. A Participant receiving benefits under such a form of distribution may at any time elect to receive the undistributed balance in a single lump sum.

(L) Section 4.02(a) to Supplement SW is amended, effective October 1, 2004, to read as follows:

4.02(a) **Direction by Employees** All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions, and all Company Contributions shall be invested as provided in Section 4.02(c) of the Plan. All Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

Executed this 31st day of December, 2004, effective as provided herein.

CONAGRA FOODS, INC.

By 

Anthony M. Sanders
Vice President, Human Resources Business Center

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122004

SUMMARY OF THE CHANGES
CONTAINED IN
SEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

(A) Section 1.07 is amended to clarify the payment of Accounts upon death.

(B) Sections 4.02(a) and 4.02(c) are amended to allow Participants to direct the investment of Matching Contributions in the same manner as employee contributions.

(C) Section 5.02(b) is amended to provide full vesting to Participants in connection with the sale of HAACO, Inc. to Neogen.

(D) Section 5.02(b) is amended to provide full vesting to Casa de Oro facilities.

(E) Section 1.13 to Supplement SC is amended to move employees of Cook Family Foods to Supplement SM.

(F) Section 1.13 to Supplement SM is amended to add employees of Cook Family Foods (from Supplement SC) and to add Lamb-Weston salaried employees.

(G), (H), (I), (J), (K) – Sections 1.32, 1.36, 4.02(c), and 5.02 to Supplement SM are amended to provide for the merger of the Voluntary Investment and Profit Sharing Plan for Regular Salaried Employees of Lamb-Weston, Inc.

(L) Section 4.02(a) to Supplement SW is amended to allow Participants to direct the investment of Matching Contributions and Company Contributions; and profit sharing contributions are initially invested in the Shorter-Term Fixed Income Fund.

m:\kcm\cga\crisp\014ram7.doc

120604

EIGHTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective October 1, 2004, to add Section 4.02(e), immediately after Section 4.02(d), to read in its entirety as follows:

> "**Section 4.02(e) - Sweeps into the ESOP ConAgra Foods Stock Fund** Notwithstanding the above, to the extent that any portion of a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account and Matching Contribution Account is invested in the ConAgra Foods Stock Fund, or that any portion of a Participant's Rollover Account or Transfer Account is invested in the ConAgra Foods Stock Fund, such portion of said Account shall be transferred, not more than once per calendar quarter, to the ESOP ConAgra Foods Stock Fund as follows: the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Pre-Tax Contribution Account shall be transferred to the Participant's ESOP Pre-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's After-Tax Contribution Account shall be transferred to the Participant's ESOP After-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Matching Contribution Account shall be transferred to the Participant's ESOP Matching Contribution Account, the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Rollover Account shall be transferred to the Employee's ESOP Rollover Account, and the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Transfer Account shall be transferred to the Employee's ESOP Transfer Account. After such transfer(s), the Employee shall continue to be invested in the ESOP ConAgra Foods Stock Fund until an election to change his investment is made pursuant to this Section 4.02."

Executed this 10th day of December, 2004, effective as provided herein.

CONAGRA FOODS, INC.



By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram5p.doc

020204

SIXTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective January 1, 2002, in the following respects:

(A) Section 5.02(b) to Supplements GA, GB, GC, GD, GE, GF, GU, JA, JB, MA, MB, MC, MD, ME, ML, VB, and WA is amended to read in its entirety as follows:

"**5.02(b)** <u>**Amount of Distributions/Distributable Events**</u> – For Accounting Years beginning before January 1, 2002, no amount of the Matching Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service."

(B) Section 5.02(b) to Supplements QA, QD, UQ, UR, US, and UT is amended to read in its entirety as follows:

"**5.02(b)** <u>**Amount of Distributions/Distributable Events**</u> – For Accounting Years beginning before January 1, 2002, no amount of the Employer's Contributions shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service."

(C) Section 5.02(b) to Supplement 60 is amended to read in its entirety as follows:

"**5.02(b)** <u>**Amount of Distributions/Distributable Events**</u> - For Accounting Years beginning before January 1, 2002, no amount of the Participant's Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service."

Executed this 6 day of February, 2004, effective as provided herein.

CONAGRA FOODS, INC.

By 
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\018ram6.doc

43

020204

SUMMARY OF THE CHANGES
CONTAINED IN THE
SIXTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

(A) Section 5.02(b) to Supplements GA, GB, GC, GD, GE, GF, GU, JA, JB, MA, MB, MC, MD, ME, ML, VB, and WA is amended to clarify the administration of the Plan.

(B) Section 5.02(b) to Supplements QA, QD, UQ, UR, US, and UT is amended to clarify the administration of the Plan.

(C) Section 5.02(b) to Supplement 60 is amended to clarify the administration of the Plan.

m:\kcm\cga\crisp\018ram6.doc

092904

SEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective as of October 1, 2004 or as otherwise provided herein, in the following respects:

(A) Section 1.11, the first paragraph, is amended to read as follows:

"**Section 1.11** "**Compensation**" means a Participant's regular salary paid by an Employer for an Accounting Year, including overtime, commissions, Pre-Tax Contributions to this Plan, amounts excluded from the Participant's gross income pursuant to Section 125 and/or Section 132(f)(4) of the Code, performance related bonuses and other cash incentives. "Compensation" shall not include Matching Contributions to this Plan, reimbursement for expenses, allowances, fringe benefits, severance pay, bonuses not related to performance, accrued but unpaid bonuses, terminal vacation pay, noncash compensation, cash compensation received by the Participant under the ConAgra Long Term Senior Management Incentive Plan or any other similar plan or program which is designated as such by the Committee. "Compensation" shall include mandatory deferred compensation in the amount of the original deferral (without gains or losses) when paid, but shall otherwise exclude deferred compensation (when deferred and when paid).

. . ."

(B) Section 2.03 is added immediately after Section 2.02, to read as follows:

"**Section 2.03 – Eligibility for Supplement RM** Notwithstanding any other provision of the Plan, the provisions of this Section shall be controlling. In addition to the provisions of the Plan and any Supplement that is otherwise applicable to the Participant, the following Participants shall be covered by Supplement RM:

(i) Any Participant whose Employment Date is on or after June 1, 2004 and who is defined in Section 2.03(a) of either Attachment T-2 to Supplement One or Attachment B to Supplement Fourteen of the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees;

(ii) Any Participant who is an Electing Participant as of October 1, 2004;

(iii) Any Participant who becomes covered by the Plan because of being rehired by the Employer or because of a change in employment status on or after June 1, 2004 and who is defined in Section 2.03(b) of either

Attachment T-2 to Supplement One or Attachment B to Supplement Fourteen of the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees; excluding any Employee who was not an Eligible Employee in the Plan on May 31, 2004, due to being scheduled to work less than 1,000 hours per year, who becomes a Participant due to working 1,000 hours or more in a calendar year; and

(iv) Any Participant who is a Totally and Permanently Disabled Participant under Section 1.32 of Supplement One or Section 1.34 of Supplement Fourteen to the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees on May 31, 2004 who is not a Choice Participant and who, upon returning to active employment, makes a one-time irrevocable election to be covered by Supplement RM pursuant to procedures developed by the Committee or its designee.

For purposes of this Section, the following definitions shall apply:

"**Electing Participant**" is a Choice Participant who during the one-time election period from August 2, 2004 to September 15, 2004 (or such other period with respect to a particular Choice Participant as the Committee, or its designee, may in its discretion deem advisable, taking into account any administrative delay or other special circumstances that occurred during the one-time election period) makes an irrevocable election to be covered by Supplement RM. Any Choice Participant who fails to make a valid election will not be an Electing Participant. The validity of an election shall be made by the Committee or its designee.

"**Choice Participant**" is any Employee who is receiving credit for Credited Service on May 31, 2004 under the terms of Supplement One-T (renamed One T-1 effective October 1, 2004) or Supplement Fourteen of the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees (whether or not the Employee has become a Participant under that Plan), excluding Employees who are Totally and Permanently Disabled under the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees except those who are listed on the attached Exhibit A, and including Employees on an approved leave of absence, but subject to the following exclusions:

(1) any individual on long term disability who is employed by the Acquired Companies (as defined in the Stock Purchase Agreement By and Between Pilgrim's Pride Corporation and ConAgra Foods, Inc., dated as of June 7, 2003 ("Pilgrim's Agreement")) on the Closing Date (as defined in the Pilgrim's Agreement);

(2) any individual on long term disability who is employed by the Acquired Companies (as defined in the Stock Purchase Agreement By and Among UAP Holding Corp., Inc., ConAgra Foods, Inc. and

United Agri Products, Inc., dated as of October 29, 2003 ("UAP Agreement")) on the Closing Date (as defined in the UAP Agreement);

(3) any Participant of the ConAgra Foods, Inc. Pension Plan for Hourly Rate Production Employees who is not eligible to participate in this Plan as of May 31, 2004 due to being scheduled to work less than 1,000 hours per year;

(4) any Participant subject to a collective bargaining agreement.

(C) Section 5.04, the fourth paragraph, is amended to read as follows:

"**Section 5.04 - Form of Distribution** . . .

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Starting Date; acknowledge the effect of the consent; and be witnessed by a notary public.

. . ."

(D) Section 6.05 is amended to read as follows:

"**Section 6.05 - Promissory Note and Security** Loans shall be evidenced by a promissory note, and the note shall be held by the Trustee as an asset of the Trust Fund in a segregated account applicable to the Participant to whom the loan is granted. The loan shall be secured by the Participant's Plan Accounts up to 50% of the vested value of the Participant's Accounts as of the time of the loan. If the Participant is married and is included in a unit of collective bargaining, the Participant's spouse must consent, in writing, to use of the Participant's Accounts as security for the loan not more than 90 days before the loan. The consent shall acknowledge its effect and be witnessed by a notary public."

(E) Supplement RM is amended to read in its entirety as follows:

SUPPLEMENT RM
CONAGRA RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 1997, in accordance with the terms of the Plan subject to the following. Notwithstanding the above, the Participants identified in Section 2.03 of the Plan shall be covered by the ConAgra Foods Retirement Income Plan for Hourly Rate Production Employees in accordance with the terms of the Plan and any applicable Supplement, subject to the following (Supplement

RM provisions shall supercede contrary or conflicting provisions of (i) a Supplement that otherwise applies to a Participant, or (ii) the Plan document (except Section 2.03 of the Plan document), and provisions of a Supplement, other than Supplement RM, that apply to a Participant shall supercede contrary or conflicting provisions of the Plan document (except Section 2.03 of the Plan document).):

Plan Section

1.13 **Employee** - Those Employees employed by the Employer in its Monfort facilities who are not included in a collective bargaining unit. Effective January 1, 2004, Employees at the Signature South Holland, Illinois location are excluded from participation under this Supplement (moved to Supplement RR).

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement RM.

3.01(c) **After-Tax Contributions** - The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions up to 6% of his Compensation.

4.02(c) **Change of Investment for Current Accounts** A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
MetLife Guaranteed Fixed Income Fund	Shorter-term Fixed Income Fund
MetLife Capital Appreciation Fund	Equity Growth Fund
Met Life Stock Index Fund	Equity Index Fund
ConAgra Stock Fund	ConAgra Stock Fund

5.02 **Amount of Distributions/Distributable Events** - Employees who terminated employment with ConAgra Foods, Inc. on September 18, 2002 as a result of the divestiture of the ConAgra Foods, Inc. Red Meat Companies, shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 18, 2002.

Article VI **Plan Loans** - The Plan loan provisions will apply.

Executed this 30th day of September, 2004, effective as provided herein.

CONAGRA FOODS, INC.



By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\018ram7.doc

EXHIBIT A

PARTICIPANTS WHO ARE TOTALLY AND PERMANENTLY DISABLED WHO ARE CHOICE PARTICIPANTS AS OF MAY 31, 2004

Employee ID#	Name
1023448	Heggebo, Kenton C
1023462	Baker, Roy A
1075959	Hamman, Dean A

**SUMMARY OF THE CHANGES
CONTAINED IN THE
SEVENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)**

(A) Section 1.11 is amended to clarify the definition of Compensation.

(B) Section 2.03 is added to address the Choice Program.

(C) Section 5.04 is amended to remove the provision that spousal consent can be witnessed by a Plan representative.

(D) Section 6.05 is amended for the same purpose as described in item (C).

(E) Supplement RM is added to provide for the Choice Program.

m:\kcm\cga\crisp\018ram7.doc

122004

EIGHTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective as provided herein, in the following respects:

(A) Section 1.07 is amended, effective January 1, 2004, to read as follows:

"Section 1.07 "Beneficiary"
Beneficiary means the person or persons to whom the share of a deceased Participant's Accounts are payable. If there is no effective designation of a Beneficiary, the Participant's Beneficiary shall be his surviving Spouse, if any, otherwise it shall be his estate."

(B) Sections 4.02(a) and 4.02(c) are amended, effective October 1, 2004, to read as follows:

"Section 4.02 - Investment of Accounts

Section 4.02(a) - Direction by Employees Unless otherwise provided in an applicable Supplement, a Participant may direct the investment of his combined contributions to his Pre-Tax Contribution Account, After-Tax Contribution Account, Matching Contribution Account, Rollover Account or Transfer Account in 1% increments among the Plan's investment funds.

An Eligible Employee shall direct the investment of his Accounts upon his initial enrollment in the Plan. In the absence of any direction, the contributions shall be invested in the Shorter-Term Fixed Income Fund. Automatic Employee Contributions shall be invested in the Shorter-Term Fixed Income Fund unless the Participant has directed the investment of all or any portion of his contributions among the Plan's investment funds.

. . .

Section 4.02(c) - Change of Investment for Current Accounts Unless otherwise provided in an applicable Supplement, a Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and the Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account and ESOP Matching Contribution Account in 1% increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day, or as soon as administratively practicable.

. . ."

(C) Section 5.02 is amended, effective November 11, 2003, to add the following paragraph to the end thereof:

"**Section 5.02 - Amount of Distributions/Distributable Events**

Section 5.02(b) . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment in connection with the November 21, 2003 sale of HAACO, Inc. to Neogen shall be fully vested in their Accounts."

(D) Section 3.02 to Supplement BV is amended, effective January 1, 2004, to read as follows:

3.02 **Employer Contributions** - Effective January 1, 2004, the Employer shall make a contribution at the end of each Accounting Year in an amount equal to 4% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, provided the Participant is actively employed at the end of the Accounting Year.

In addition to the Employer Contribution described above, the following additional Employer contributions shall be made:

(i) For Participants who are 55 years of age and have 10 years of Service as of May 1st of each Accounting Year, the Employer shall make a contribution at the end of such Accounting Year in an additional 3% of the Participant's Compensation (for a total of 7%), regardless of whether the Participant has made Pre-Tax Contributions to the Plan, provided the Participant is actively employed at the end of such Accounting Year.

(ii) For Participants who are 60 years of age and have 15 years of Service as of May 1st of each Accounting Year, the Employer shall make a contribution at the end of such Accounting Year in an additional 3% of the Participants Compensation (for a total of 10%), regardless of whether the Participant has made Pre-Tax Contributions to the Plan, provided the Participant is actively employed at the end of such Accounting Year.

(E) Supplement CH is added, effective October 1, 2002, to read in its entirety as follows:

SUPPLEMENT CH

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees effective as of November 1, 2002, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Cook Family Foods facility who are included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

3.02 **Matching Contribution** - A Participant who is employed by an Employer on the last day of the Accounting Year; a Participant who retires during the Accounting Year; or a Participant who terminates employment during the Accounting Year due to death or Total and Permanent Disability shall be eligible for a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation, such contribution not to exceed $750.00 annually.

5.02(b) **Amount of Distributions/Distributable Events** If a Participant terminates employment for any reason other than as set forth in Section 5.02(a), with less than 6 years of Service, the vested percentage of his Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 2 years	0%
2 year but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

Article VI **Plan Loans** The loan provisions of Section 6.01 through Section 6.09 shall not apply.

(F) Section 4.02 to Supplement DA is amended, effective October 1, 2004, to read as follows:

4.02 **Investment of Accounts** - A Participant's share of Employer Contributions made to the Plan pursuant to Section 3.02 of this Supplement shall be invested in the same manner as the Participant has elected for his Pre-Tax Contributions. Absent such an election, the Employer Contribution shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment as provided in Section 4.02(c) of the Plan.

(G) Section 5.02(b) to Supplement GD is amended, effective January 30, 2004, to read as follows:

5.02(b) **Amount of Distributions/Distributable Events** – For Accounting Years beginning before January 1, 2002, no amount of the Matching

Contribution Account shall be distributable to a Participant who terminates employment for any reason other than described in Section 5.02(a) with less than 5 years of Service.

Notwithstanding the foregoing, Participants employed at the Employer's Foodservice Company - Casa de Oro facilities in Omaha, Nebraska and Louisville, Kentucky who are actively employed as of January 30, 2004, shall be 100% vested in their Matching Contribution Account.

(H) Supplement GG is added, effective January 1, 2003, to read in its entirety as follows:

SUPPLEMENT GG

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees effective as of January 1, 2003, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, including sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Garner, North Carolina location of the Employer's GoodMark Foods division who are included in a collective bargaining unit.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his date of hire, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 20% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 5% of his Compensation.

Article VI **Plan Loans** The loan provisions of Section 6.01 through Section 6.09 shall not apply.

(I) Supplement HL is added, effective January 1, 2005, to read as follows:

SUPPLEMENT HL

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees, effective January 1, 2005, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those hourly Employees employed at the Employer's Foodservice Company - Lamb-Weston (i) at the Richland, Hermiston, Boardman, Columbia Blend, Twin Falls or Hollyridge Plants who are not included in a collective bargaining unit or (ii) who are included in a collective bargaining unit represented by the International Union of Operating Engineers, Local #280 at the Connell, Washington facility.

1.33 **Prior Plan** – Voluntary Investment and Profit Sharing Plan for Hourly Employees of Lamb-Weston, Inc. 1997 Restatement, which was merged into this Plan effective December 31, 2004.

1.38 **Service** – For the period prior to January 1, 2005, Service shall include Years of Service under the Prior Plan..

2.01(a) **Current Participants** - Each person who was a participant in the Prior Plan on December 31, 2004, shall become a Participant as of January 1, 2005.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of six months of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(c) **After-Tax Contributions** – The provisions of Section 3.01(c) will apply.

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to a total of 6% of his Compensation.

4.02(c) **Change of Investment for Current Accounts** - A Participant shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Capital Preservation Fund	Shorter-term Fixed Income Fund
Bond Fund	Longer-term Fixed Income Fund
Balanced Fund	Investment Allocation Fund
Equity Fund	-- 25% in Large-Cap Value Fund
	-- 25% in Mid-Cap Value Fund
	-- 25% in Large-Cap Growth Stock Fund
	-- 25% in International Equity Growth Fund

5.02 **Amount of Distributions/Distributable Events** - For any Participant who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

5.07(a) **General Withdrawal** - A general withdrawal of any portion of a Participant's Accounts, other than his After-Tax Contribution Account, is permitted.

Article VI **Plan Loans** - The loan provisions shall apply.

(J) Supplement HU is added, effective January 1, 2005, to read as follows:

SUPPLEMENT HU

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees effective January 1, 2005, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11	**Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.
1.13	**Employee** - Those Employees employed at the Employer's Foodservice Company - Lamb-Weston who are included in a collective bargaining unit at the following facilities:

Location	Bargaining Unit
American Falls, Idaho	International Brotherhood of Teamsters, Local 983
Pasco, Washington	Teamsters, Warehousemen, Garage Employees and Helpers, Local 839
Weston, Oregon	General Teamsters, Warehousemen and Cannery Workers, Local 280

1.33	**Prior Plan** – Voluntary Investment and Profit Sharing Plan for Hourly Employees of Lamb-Weston, Inc. 1997 Restatement, which was merged into this Plan effective December 31, 2004.
1.38	**Service** – For the period prior to January 1, 2005, Service shall include Years of Service under he Prior Plan.
2.01(a)	**Current Participants** - Each person who was a participant in the Prior Plan on December 31, 2004, shall become a Participant as of January 1, 2005.
2.01(b)	**Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of six months of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.
4.02(c)	**Change of Investment for Current Accounts** - A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following <u>Prior Plan investment funds</u>	**Will be reinvested in the following <u>investment funds of this Plan</u>**
Capital Preservation Fund	Shorter-term Fixed Income Fund
Bond Fund	Longer-term Fixed Income Fund
Balanced Fund	Investment Allocation Fund
Equity Fund	-- 25% in Large-Cap Value Fund -- 25% in Mid-Cap Value Fund -- 25% in Large-Cap Growth Stock Fund -- 25% in International Equity Growth Fund

5.02(b) **Amount of Distributions/Distributable Events** - If a Participant terminates employment for any reason other than as set forth in Section 5.02(a), with less than 5 years of Service, the vested percentage of his Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2 years	10%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

Notwithstanding the above, for any Participant who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

5.07(a) **General Withdrawal** - A general withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(c) **Withdrawals After Age 59½** - An in-service withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** - The loan provisions shall apply.

(K) Supplement QL is added, effective January 1, 2005, to read as follows:

SUPPLEMENT QL

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees, effective January 1, 2005, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Foodservice Company - Lamb-Weston Quincy, Washington Plant facility who are included in a collective bargaining unit represented by International Brotherhood of Teamsters, Local #760.

1.33 **Prior Plan** – Voluntary Investment and Profit Sharing Plan for Hourly Employees of Lamb-Weston, Inc. 1997 Restatement, which was merged into this Plan effective December 31, 2004.

1.38 **Service** – For the period prior to January 1, 2005, Service shall include Years of Service under the Prior Plan.

2.01(a) **Current Participants** - Each person who was a participant in the Prior Plan on December 31, 2004, shall become a Participant as of January 1, 2005.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of six months of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

4.02(c) **Change of Investment for Current Accounts** A Participant who had Accounts in the Prior Plan shall have their Prior Plan Accounts automatically reinvested as follows based upon the investment of their Accounts in the Prior Plan.

Prior Plan Account balances invested in the following Prior Plan investment funds	Will be reinvested in the following investment funds of this Plan
Capital Preservation Fund	Shorter-term Fixed Income Fund
Bond Fund	Longer-term Fixed Income Fund
Balanced Fund	Investment Allocation Fund
Equity Fund	-- 25% in Large-Cap Value Fund -- 25% in Mid-Cap Value Fund -- 25% in Large-Cap Growth Stock Fund -- 25% in International Equity Growth Fund

5.02 **Amount of Distributions/Distributable Events** - For any Participant who had an account balance under the Prior Plan on December 31, 2004, the full value of his Accounts shall be distributable to such a Participant who terminates employment on or after the attainment of age 55 for any reason regardless of his years of Service.

5.07(a) **General Withdrawal** - A general withdrawal of any portion of a Participant's Accounts is not permitted.

5.07(c) **Withdrawals After Age 59½** - An in-service withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** - The loan provisions shall apply.

(L) Section 1.13 to Supplement RM is amended, effective October 4, 2004, to read as follows:

1.13 **Employee** - Those Employees employed by the Employer in its Monfort facilities who are not included in a collective bargaining unit. Effective January 1, 2004, Employees at the Signature South Holland, Illinois location are excluded from participation under this Supplement (moved to Supplement RR).

Notwithstanding the preceding paragraph, all Employees identified in Section 2.03 of the Plan shall be covered under this Supplement RM.

Effective October 4, 2004, those Employees employed by the Employer's Food Ingredients Company at the Saginaw, Texas Mill and Elevator locations shall be covered under this Supplement (moved from Supplement RR).

(M) Section 4.02 to Supplement RN is amended, effective October 1, 2004, to read as follows:

4.02 **Investment of Accounts** All additional employer contributions made to the Plan pursuant to Section 3.02(c) of this Supplement shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment as provided in Section 4.02(c) of the Plan.

(N) Section 1.13 to Supplement RR is amended to read as follows, effective as provided herein:

1.13 **Employee** - Those Employees employed by the Employer as follows:

a) miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit;

b) effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport;

c) effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit;

d) effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin;

e) effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota;

f) effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida;

g) effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining;

h) effective January 1, 1999, those Employees employed at the Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining;

i) effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining;

j) effective January 1, 2004, those hourly Employees employed at the Employer's Refrigerated Foodservice/Signature facility at South

Holland, Illinois, who are not included in a unit of collective bargaining.

k) effective June 1, 2004, those Employees employed at the Employer's Refrigerated Foodservice facility at Compton, California (Fernando's Foods) who are either (i) not included in a unit of collective bargaining or (ii) covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #630.

l) effective June 14, 2004, those Employees employed at the Employer's Refrigerated Foods Group facility at Holland, Michigan, who are covered by a collective bargaining agreement with the International Brotherhood of Teamsters, Local #406.

(O) Supplement RU is added, effective August 1, 2004, to read as follows:

SUPPLEMENT RU

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees, effective as of August 1, 2004, in accordance with the terms of the Plan subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the Employer's Grocery Products Group – Rossford Plant facility who are included in a collective bargaining unit represented by UFCW #911.

1.17 **Entry Date** - The first day of each calendar quarter.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of one year of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(a) **Mandatory Contributions** - A Participant shall be required to make a Mandatory Contribution equal to 2% of his Compensation for each Accounting Year.

3.01(b) **Pre-Tax Contributions** - In addition to his Mandatory Contribution, a Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 14% of his Compensation for the Accounting Year in 1% increments.

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Gainsharing Matching Contribution For each fiscal quarter (ending in August, November, February, and May) the Employer may make Matching Contributions equal to a uniform percentage, not to exceed 50% of each eligible Participant's Mandatory Contributions and each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation during the fiscal quarter. The amount of the Employer's Gainsharing Matching Contribution shall be based upon the achievement of productivity objectives under a gainsharing formula to be established and administered at the sole and absolute discretion of the Employer.

A Participant who is employed by an Employer on the last day of the fiscal quarter; a Participant who terminates employment during the fiscal quarter after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the fiscal quarter due to Total and Permanent Disability shall be eligible for the Gainsharing Matching Contribution described in this Section and Participants who do not satisfy any of the above requirements shall not be eligible.

5.07(a) **General Withdrawal** - A general withdrawal of any portion of a Participant's Accounts is not permitted.

Article VI **Plan Loans** The loan provisions of Section 6.01 through Section 6.09 shall not apply.

(P) Section 4.02 to Supplement RW is amended, effective October 1, 2004, to read as follows:

4.02 **Investment of Accounts** - All Matching Contributions, including Basic Matching Contributions and Return on Equity Matching Contributions, and all Company Contributions shall be invested as provided in Section 4.02(c) of the Plan. All Profit Sharing Contributions shall be initially invested in the Shorter-Term Fixed Income Fund, but a Participant may elect to change the investment in his Profit Sharing Contribution Account as provided in Section 4.02(c) of the Plan.

(Q) Section 3.01(b) to Supplement VC is amended effective February 1, 2004, to read as follows:

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments.

(R) Section 3.02 to Supplement VC is amended effective February 1, 2004, to read as follows:

3.02 **Employer Contributions** - The Employer shall make a Matching Contribution equal to 50% of each eligible Participant's Pre-Tax Contributions up to 6% of his Compensation.

The Employer shall make a discretionary Contribution at the end of the 2004 Accounting Year, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, provided the Participant is actively employed at the end of the Accounting Year. Employer Contributions described in this Section 3.02 shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

(S) Schedule A to Supplement YA is amended, effective as provided herein, to read as follows:

SCHEDULE A
SUPPLEMENT YA

Location	Operating Co.	Effective Date
Albert Lee, MN – USFIC	Trad'g & Proc'g	09/01/1997
Archbold, OH-UFCW	Hunt Wesson	10/01/1999
Carol Stream, IL – IBT	CFI SBF	12/08/2003
Council Bluffs, IA – AFGM	CFF	01/01/1998
Fernados Foods, Inc.	Lamb	11/15/1998 through 5/31/04
Greenville, MS – OE	Platte Chemical	09/01/2001
Los Angeles, CA	Weston	
Hayward, CA – IBT #748	Hunt Wesson	01/01/2000
Holland, MI – IBT	Beatrice Cheese	01/01/2000 through 06/13/2004
Lufkin, TX, Signature Foods	Refrig. Prep. Foods	03/01/2001 through 12/31/2003

Mason City, IA	ASE	09/01/1996 through 01/31/2000
Mesa, AZ-UFCW	Trad'g & Proc'g	09/01/1998
New Orleans, LA	PFS	03/01/1999
Northlake, IL - IBT	Grocery	08/01/2000
Oakdale, CA – IBT #748	Hunt Wesson	01/01/2000
Perrysburg, OH (Rossford Cannery)	Hunt Wesson	07/01/1998 through 01/31/2002
Perrysburg, OH (Rossford Aseptic)	Hunt Wesson	07/01/1998 through 07/31/2004
Perrysburg, OH (Rossford D.C.)	Hunt Wesson	07/01/1998 through 07/31/2004
Queenstown, MD	ASE	03/01/2000
Russellville, AR (Darling)	CFF	11/01/1998
Russellville, AR – IBT #878	CFF	06/01/2004
St. Charles, IL	ASE	03/01/1995
Sylvester, GA-UFCW	Hunt Wesson	10/01/1999
Turlock, CA – UFCW # 588	ASE	07/01/1997
Valparaiso, IN – IM #1227	Grocery	01/01/1998

Executed this 31st day of December, 2004, effective as provided herein.

CONAGRA FOODS, INC.



By ______________________

Anthony M. Sanders
Vice President, Human Resources Business Center

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122004

SUMMARY OF THE CHANGES CONTAINED IN THE EIGHTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

(Amended and Restated Effective January 1, 2002)

(A) Section 1.07 is amended to clarify the payment of Accounts upon death.

(B) Sections 4.02(a) and 4.02(c) are amended to allow Participants to direct the investment of Matching Contributions in the same manner as employee contributions.

(C) Section 5.02(b) is amended to provide full vesting to Participants in connection with the sale of HAACO, Inc. to Neogen.

(D) Section 3.02 to Supplement BV is amended to increase the Employer Contribution.

(E) Supplement CH is added to provide coverage of Cook Family Foods hourly employees.

(F) Section 4.02 to Supplement DA is amended to allow Participants to direct the investment of Employer Contributions.

(G) Section 5.02 to Supplement GD is amended to provide full vesting to Casa de Oro facilities.

(H) Supplement GG is added to provide coverage for union employees at the Garner, NC location of GoodMark Foods.

(I) Supplement HL is added to provide coverage of Lamb-Weston hourly non-union employees and Connell union employees.

(J) Supplement HU is added to provide coverage of Lamb-Weston hourly union except Quincy & Connell.

(K) Supplement QL is added to provide coverage for Lamb-Weston Quincy union employees.

(L) Section 1.13 to Supplement RM is amended to add Saginaw, TX Mill and Elevator locations (moved from Supplement RR).

(M) Section 4.02 to Supplement RN is amended to allow Participants to direct the investment of Matching Contributions; profit sharing contributions are initially invested in the STIF.

(N) Section 1.13 to Supplement RR is amended to add (i) Holland, Michigan and (ii) Fernandos Foods - Compton, California (moved from Supplement YA).

(O) Supplement RU is added to provide coverage for Rossford – Perrysburg (formerly covered under Supplement YA).

(P) Section 4.02 to Supplement RW is amended to allow Participants to direct the investment of Matching Contributions and Company Contributions; and profit sharing contributions are initially invested in the STIF.

(Q) Section 3.01(b) to Supplement VC is amended to increase allowable Pre-Tax Contribution elections to 25% (from 8%).

(R) Section 3.02 to Supplement VC is amended to increase the company match to 6% (from 4.5%) of Compensation and to provide a one-time discretionary contribution.

(S) Schedule A to Supplement YA is amended to add Russellville hourly union employees, and move (i) Holland, Michigan and Fernandos Foods – Compton, California to Supplement RR and (ii) Rossford – Perrysburg to new Supplement RU.

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101804

NINTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(As amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is amended, effective October 1, 2004, to add Section 4.02(e), immediately after Section 4.02(d), to read in its entirety as follows:

> "Section 4.02(e) – Sweeps into the ESOP ConAgra Foods Stock Fund Notwithstanding the above, to the extent that any portion of a Participant's Pre-Tax Contribution Account, After-Tax Contribution Account and Matching Contribution Account is invested in the ConAgra Foods Stock Fund, or that any portion of a Participant's Rollover Account or Transfer Account is invested in the ConAgra Foods Stock Fund, such portion of said Account shall be transferred, not more than once per calendar quarter, to the ESOP ConAgra Foods Stock Fund as follows: the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Pre-Tax Contribution Account shall be transferred to the Participant's ESOP Pre-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's After-Tax Contribution Account shall be transferred to the Participant's ESOP After-Tax Contribution Account, the Participant's investment in the ConAgra Foods Stock Fund held in the Participant's Matching Contribution Account shall be transferred to the Participant's ESOP Matching Contribution Account, the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Rollover Account shall be transferred to the Employee's ESOP Rollover Account, and the Employee's investment in the ConAgra Foods Stock Fund held in the Employee's Transfer Account shall be transferred to the Employee's ESOP Transfer Account. After such transfer(s), the Employee shall continue to be invested in the ESOP ConAgra Foods Stock Fund until an election to change his investment is made pursuant to this Section 4.02."

Executed this 10th day of December, 2004, effective as provided herein.

CONAGRA FOODS, INC.

By 

Anthony M. Sanders
Vice President, Human Resources Business Center

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